4-1-02

1072627

02047650

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

RECD S.E.C.
APR 1 5 2002
1086

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April , 2002.

KINGSWAY FINANCIAL SERVICES INC.
(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA
(Province or other jurisdiction of incorporation or organization)

PROCESSED
JUL 3 1 2002
THOMSON
FINANCIAL

5310 Explorer Drive, Suite 200, Mississauga, Ontario, Canada L4W 5H8
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover or Form 20-F or Form 40-F:]

Form 20-F ____ Form 40-F _X__

[Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]

Yes ____ No _X_

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

N/A

KINGSWAY FINANCIAL SERVICES INC.

Table of Contents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KINGSWAY FINANCIAL SERVICES INC.

Dated: April 10, 2002

By: ______________________

W. Shaun Jackson
Executive Vice President and
Chief Financial Officer

Kingsway Financial Services Inc.

2001 Annual Report


KFS:20.00 TSE
1 Billio
$62,500,000
Common Shares
Offering
KFS
Listed
NYSE
$123,750,000
Common Shares
Offering
Gross Premiums Written

A Time of Opportunity


Kingsway General
York Fire
Jevco
Southern United
American Service
Lincoln General
Hamilton
Avalon

The Kingsway Difference

Our Corporate Strategy

- Apply a specialty focus to regional markets
- Adhere to strict underwriting discipline
- Maintain a strong relationship with our brokers and agents
- Rigorously manage claims at a local level
- Expand in the United States and Canada

This strategy has enabled the Company to grow at a much faster rate than the North American property and casualty insurance industry.

At the same time, the Company has outperformed the underwriting profitability of the industry by a wide margin in each of the past twelve years.

Operating Highlights

- Listed on the New York Stock Exchange on July 11th
- Completed share offerings in July and December
  Issued 14,375,000 shares for gross proceeds of approximately $214.3 million
- Record gross premiums written of $1.07 billion, an increase of 66% through internal growth
- Record net income of $44.9 million and diluted earnings per share of $1.19
- Achieved underwriting profit and again outperformed industry by a wide margin
- Return on equity of 13.3%
- Unearned premiums increased 58% to $424.1 million
- Received upgrade in senior debt rating to 'BBB' (investment grade) by Standard & Poor's


Gross Premiums Written
($ millions)
1000
800
600
400
200
0
210.8
409.2
508.6
643.0
1,065.3
97
98
99
00
01


Net Income
($ millions)
50
40
30
20
10
0
22.2
31.0
13.6
27.5
44.9
97
98
99
00
01

Financial Highlights

Years ended December 31 (In thousands of dollars, except per share amounts)	2001	2000	Percentage change
Gross Premiums Written	$ 1,065,262	$ 643,022	66%
Net Premiums Earned	872,830	539,969	62%
Net Income Before Goodwill	50,787	32,939	54%
Net Income	44,931	27,470	64%
Earnings Per Share Before Goodwill			
Diluted	$ 1.34	$ 0.96	40%
Earnings Per Share			
Diluted	$ 1.19	$ 0.80	49%
Book Value Per Share	$ 11.03	$ 8.01	38%
Return on Equity - Consolidated	13.3%	10.7%	
Canadian Operations	12.7%	16.4%	
Industry - Canada†	3.1%	7.4%	
U.S. Operations	14.6%	5.9%	
Industry - U.S.††	(3.0)%	6.3%	
Combined Ratio - Consolidated	99.1%	101.0%	
Canadian Operations	103.1%	101.1%	
Industry - Canada†	110.3%	107.8%	
U.S. Operations	96.8%	100.9%	
Industry - U.S.††	117.0%	110.1%	
Total Assets	$ 1,778,744	$ 1,173,926	
Underwriting Profit (Loss)	$ 7,637	$ (5,280)	
Shares Outstanding - year end	48,657,206	34,056,597	


Earnings Per Share (diluted)
($)
0.73
0.86
0.38
0.80
1.19
97
98
99
00
01


Underwriting Profit
($ millions)
7.3
19.1
-11.5
-5.3
7.6
97
98
99
00
01


Return On Equity
(%)
Kingsway
13.3
Canadian Industry*
3.1
U.S. Industry
(3.0)
97
98
99
00
01

* Sources - Canadian: 1997-2000 - IAO, The Quarterly Report, 3rd Quarter 2001
2001 - IBC, *Perspective*, March, 2002

† Source - U.S.: 1997-2000 - A.M. Best, *Review Preview*, January, 2002

†Sources: 2001 – IBC, *Perspective*, March, 2002
2000 – IAO, The Quarterly Report, 3rd Quarter, 2001

††Source: 2001 estimate & 2000, A.M. Best *Review Preview*, January, 2002

Operating Strategy

Kingsway's significant growth since going public in December 1995 is a direct result of a disciplined operating strategy. This strategy incorporates the following principles:

- Focus on good risks within specialty markets where limited competition allows for a good spread of risk and above-average returns.
- Emphasize positive underwriting margins, conservative investment policies and low combined ratios to achieve above-average earnings.
- Refuse to sacrifice underwriting profitability to increase volumes.
- Terminate or re-price unprofitable business quickly.
- Selectively pursue acquisitions.

Objectives and Accomplishments

Kingsway targets superior financial performance over a five-year rolling period.

Target 1: After-tax return on shareholders' equity of greater than 15%

- Return on equity (ROE) averaging 11.9% over the past five years compared to the industry ROE* of 7.5% over the past five years

Target 2: Average five-year combined ratio of 96% or less

- Average combined ratio of 98.5% for the last five years compared to the industry ratio* of 107.1% over the past five years

Target 3: Average annual increase in net premiums earned of 15%

- Net premiums earned have grown by a compounded annual growth rate of 52% over the last five years compared to the industry's growth* of 3.5%

*Source: Canadian industry: 2001 - IBC, Perspective, March, 2002
1997- 2000-IAO, The Quarterly Report, 3rd Quarter, 2001

A Message to Our Shareholders

In last year's report I indicated my optimism for year 2001.

It certainly has been a great year for Kingsway and in my many years in the insurance business, I can't recall a year that I have found more interesting, exciting and rewarding than this past year.

Kingsway has matured into a very large, profitable and respected company, well known now throughout Canada and the United States. It is interesting when meeting people in the financial field or in the insurance industry to find the number who are familiar with Kingsway and admire the excellent results we have attained.



William G. Star
President and C.E.O.
Kingsway Financial Services Inc.

The most noteworthy achievement during 2001 was the listing of Kingsway on the New York Stock Exchange. Kingsway is the first Canadian property and casualty company to be listed on the NYSE. This means that more investment managers in the United States will become aware of Kingsway and find it an attractive company in which to invest. It also means that our growing number of U.S. employees can more easily become owners in Kingsway, not just employees.

We have achieved many other milestones during the year. Premium volume exceeded one billion dollars for the first time. We also had record profits in each quarter last year.

We ended the year with the best profit ever and record earnings per share for the year. The fourth quarter, which traditionally is a weak quarter, also ended as a record fourth quarter in spite of the fact that we strengthened reserves substantially during the quarter. We feel it is extremely important to enter a new year on a very strong base with claims that are reserved at a level we believe is adequate.

This has been a very difficult year for the insurance industry since many companies were selling products that were underpriced. Reinsurers have not faired well, especially with the results of September 11th, which took a substantial amount of capital out of the insurance industry. A catastrophe generally affects the reinsurance industry more than insurance companies since more of the loss is transferred to the reinsurance industry through catastrophe covers. Fortunately, Kingsway was not affected by these events.

The most remarkable achievement during 2001 was the listing of Kingsway on the New York Stock Exchange.

Kingsway's overall combined ratio improved again this year but not quite to the level that we had expected. However, considering the substantial losses that most insurers sustained during the year, we should be thankful and find it very gratifying that Kingsway did so well and emerged from a difficult year with a record profit.

Early in the year, we recognized that we would have record growth during the year. We also realized there would be a need for a substantial increase in our capital base in order to keep up with the growth and maintain a strong financial position. In July, we did a Canadian offering of 5,750,000 shares at $12.50. That offering was very successful and the share price rose from $12.50 to about $17.00 by November. We then went to the market again on a cross-border basis. We had obtained our New York Listing in July and there was great interest in the U.S. As a result, our offering of 7.5 million shares plus the 15% over-allotment was very quickly sold at $16.50. By year-end we reached another milestone in that our stock closed at $20.00. We appreciate the interest that many new shareholders have shown in Kingsway and are pleased that they were properly rewarded for the confidence they have shown in our company.

It is difficult for a company to grow at the rapid rate that Kingsway did during the year. However, as we have mentioned before, during the years of growth through acquisition we had actually reduced the volume in the companies we acquired with the intention of building on a strong foundation. The Kingsway companies were ready for the opportunity and experienced a substantial amount of growth during the year. Each company has a strong dedicated management team and is prepared to continue the rate of growth that we experienced during 2001. We expect to have another outstanding year during 2002. The important thing is that during the years when we were reducing volume, we maintained our infrastructure and as a result we were able to manage the very substantial growth of business in 2001. But what is more important than growth is to grow profitably and we have increased our profit during this time of growth. It is not usual in the insurance industry to maintain high profit margins during a time of rapid growth since so much of the premium has to be put aside in unearned premiums while the cost of writing the business is borne in the beginning. For this reason, the unearned premiums that were increased by $156 million during the year will add to our growth and profit during 2002.


We ended the year with the
best profit ever and a record
earnings per share for the year.

Much of our growth was due to the new arrangements we made with Managing General Agents (MGA's) during the latter part of 2000 and the early part of 2001. Many companies have experienced substantial losses from dealing with MGA's in the past however, we believe that our approach of selecting each MGA carefully and setting proper terms and prices will result in good profitability on this business. To date we are very satisfied with the results that we are experiencing. Our management teams visit each of the MGA operations monthly and receive complete financial reporting monthly. With the stringent controls in place we believe these new arrangements will be very profitable during 2002 and future years. Our contracts provide for a reasonable commission at the time of writing the business but the greater profit to the MGA will be based on the underwriting profitability to Kingsway. We will share the profit with them on an ongoing basis to make sure their interests are tied in directly with the interests of Kingsway. Each of the MGA's we appointed have existing business, so we are able to examine their portfolio to make sure that it is suitably priced for Kingsway. Since they have an established business, they also have the infrastructure in place to allow them to continue building their business. This reduces the requirement of Kingsway to have a larger staff to service and maintain future growth. We view the MGA's as partners and will continue dealing with them on that basis. In each case they find the Kingsway market to be very important to their operations and have assured us that they will make every effort to maintain a strong and profitable relationship with our group of companies.

Review of Operations

Our Canadian operations did not perform as well as we had expected, primarily due to the Ontario automobile system which is developing more losses than had been predicted. We believe the government will be forced to make a change in this area due to the number of companies requesting substantial rate increases. The government has already made some modest changes but there is a need for far more improvement in the system otherwise the motorists of Ontario will be paying extremely high rates.

Kingsway General



Kingsway General was definitely affected by the deterioration in Ontario automobile. Increased rates were obtained in the latter part of the year which will improve the experience in 2002. We also reduced policy terms to six months in many areas in order to receive the benefit of the increased premiums at an earlier time. This appears to be correcting some of the problems, however, we also increased claim reserves substantially to avoid deterioration going forward. Alberta has continued to perform very well and rate increases have been obtained in that province as well.

Kingsway General

The most significant improvement has been in the trucking market where rates have gone up substantially and our premium volume has increased from $35.9 million to $56.1 million. We experienced a substantial improvement in our loss ratio in this line due to the increase of rates. We believe this will be a strong and growing market for Kingsway General going forward.

The Quebec business has increased in volume and in profitability and we see this as an important province in future years. We have increased our staff in the Montreal office to take advantage of the many opportunities that are being presented.

The Maritime Provinces have not performed well and we have taken corrective action during 2002 to reduce our volume and write only in areas that are profitable. Non-standard automobile has not been a good product in those provinces due to rate regulation and facility rates which still are at an inadequate level. It is not our intention to remain in any market where we cannot obtain a suitable return for our shareholders.

The Quebec business has increased in volume and in profitability and we see this as an important province in future years.



York Fire & Casualty



York Fire & Casualty also had a disappointing year primarily because of Ontario automobile. We have reduced the agency force and will continue to grow only in the areas where we feel we can obtain suitable pricing. York obtained a rate increase late in the year and the change to the CLEAR rating system is leading to some improvement. However, the biggest problem is still the Ontario automobile product, which has affected York in the same manner as it has affected Kingsway General.

York Fire

We will continue to hold down the premium volume in York until such time as we feel the automobile product has improved to the point where adequate returns can be obtained.

Jevco Insurance Company



Jevco Insurance Company has again produced substantial profits for the Canadian operations. Jevco has maintained its position as the leading provider of motorcycle insurance in Quebec and is active in Ontario as well as Alberta. A minimal amount of business is being written in the Maritime Provinces but growth is being monitored in that area to make sure it continues to be profitable.

JEVCO

Jevco

The non-standard auto program that Jevco introduced in Quebec during 2000 has performed very well during 2001. We are extremely pleased with the growth we are experiencing with this new product and believe it will become more important and a major market in Quebec in the future. Since Jevco is a Quebec based company it is being very well received in the market and we are looking forward to the continual growth and profitability of Jevco.

Growth in the United States has outpaced our growth in Canada. We expanded into the United States several years ago, because we realized we would need to be in a much larger market than Canada in order to continue growing. The growth this year has exceeded our expectations due to a number of opportunities to write business at attractive premium levels. We had reduced the premium writings of our newly acquired companies during 1998 and 1999 as we were not satisfied with rate levels. With the market continuing to tighten during 2001 and the additional market shortage caused by the disaster of September 11th, we expect to see continued growth in the United States. Non-standard automobile has not increased in the Chicago market but we have experienced growth particularly in the Southern States. Commercial lines and trucking have increased and we expect the momentum to continue throughout 2002.

Universal Casualty



Universal Casualty has not experienced growth during the past year because of the rather dormant Chicago non-standard auto market. Their business has increased slightly from business in the southern part of Illinois and their expansion into Indiana, however, the volume has been offset somewhat by the continuing flat market in Chicago. The motorcycle program introduced in 2000 has created an adequate underwriting profit, however, the rate level set in the beginning was substantially higher than competitive markets. We intentionally priced our product high to make sure that we were not the lowest priced market. We prefer to enter a new field with an underwriting profit rather than just a lot of volume. That theory has worked out well and rates are being modified to attract more business in the markets in which we are writing motorcycles. We believe the motorcycle market will continue to expand during the next few years.

Universal Casualty


American Service

Our second company in Chicago, ***American Service***, has also experienced a flat market in the non-standard auto business in Chicago. They have expanded into commercial lines, including taxicabs, and have taken advantage of the shortage of market in these areas. As a result, they have increased their volume substantially during the past year. Taxicabs in the Chicago area are now required to have workers compensation provided for their drivers. Many companies in the market were unable to provide the workers compensation coverage, however, American Service made arrangements with Lincoln General to provide the coverage and as a result, both companies have benefited from this expanded market. We are extremely happy with the increase in profitability of American Service during the past several years and this year they exceeded our expectations in both premium volume and profit.

ASI

American Service


Lincoln General

With the new arrangements made at ***Lincoln General,*** the company has expanded its market into several new lines of business. In addition to its core line of business, trucking, it has now become a major provider of non-standard automobile, other commercial lines and some specialty property business as well.

During 2000 we created positions of District Managers in order to have trained and experienced people close to the markets which they are servicing. Richard Murray has established a new office in Mobile, Alabama, which he shares with our newly established computer division for the Southern States. Roger Beck continues to operate out of the Kingsway America office in Schaumburg, Illinois but has much of his staff working out of the offices of American Service. This has provided Lincoln with experienced staff and the opportunity to grow in new territories while keeping the cost down by utilizing existing office services that Kingsway has available.

Kathy Phillips continues to work out of the Lincoln office and is responsible for many of the newly established MGA trucking operations. Frank Amodeo joined us in our head office in Mississauga to work with Richard, Roger and Kathy to coordinate the various MGA and specialty operations of Lincoln General. This team is responsible for the continual and regular audits performed on a monthly basis at each of the MGA operations. Frank is a Vice President of Kingsway Financial while Richard, Roger and Kathy have recently been appointed as Vice Presidents of Lincoln General.

LG

Lincoln General

We are especially pleased with the progress that Lincoln General has made during this past year and we believe that it will become a major player in trucking, non-standard automobile, and motorcycle lines during the next several years. Lincoln General is now licensed in 48 states as well as the District of Columbia and we have licenses pending in the remaining two states.

Lincoln has the experienced staff and the opportunity to grow in new territories...


Southern United

Southern United has not reached its full potential. Volume increased substantially during the year, however, underwriting results are not up to the Kingsway standard. Some of the states in which it operates have shown a profit, however, certain states are still not performing as well as they should be. Texas, in particular, has a poor experience, particularly in the physical damage area, partly because of the number of storms during 2001. While we normally expect some storms in the south, Texas has been hit particularly hard during the past year. We believe that the rating adjustments and other changes that we have made in that state will improve our experience during 2002. In some states where we have been unable to obtain adequate rate increases we have reduced our volume of business. The majority of business in Southern United is now being written on a six-month basis in order to take advantage of the rate increases at an earlier time.

SOUTHERN UNITED

Southern United

Hamilton Group

We are extremely pleased with the improvement in the ***Hamilton Group*** in Florida. This has been a very difficult state for all companies because of rate inadequacy and excessive fraud in the personal injury protection claims. The changes that we made in management at the end of year 2000 along with the much stronger approach on claims handling has led to a dramatic difference in the underwriting performance of that company. It is certainly gratifying to see changes that were introduced toward the end of 2000 making such an immediate difference in the operations of the company. This is the first year since we owned the Hamilton Group that we have enjoyed a profit from that company and we believe the profit will continue in this very high growth market.



Hamilton



Management changes and a much stronger approach on claims handling has made a dramatic difference in the underwriting performance...


Avalon Risk Management

Avalon Risk Management, our agency division, has also experienced a year of profitability and growth. The business lines in which they operate are still highly competitive although there are very few companies operating in this field. We are attempting to diversify the business on a gradual basis while maintaining a high level of interest in its core lines of business. Our goal is to have Avalon as a business servicing all companies in the transportation field, not just freight forwarders and customs brokers.



Avalon

In addition to its usual lines of business, Avalon has also provided service to Lincoln General for its new Pet Insurance Program that we introduced during 2001. The managers of this program have several years of experience in the Canadian market and we have worked with them to introduce their products throughout the United States. We believe this is a line of business that will contribute substantial profits to our company with minimal risk. Our Pet Insurance Program is limited to household cats and dogs and is a market that is serviced by very few companies in the United States. We expect Lincoln General in conjunction with Avalon Risk Management and the manager of the program will become one of the leading providers of pet insurance in the United States over the next several years.

Outlook

In last year's report we mentioned that the new millennium was a turning point for Kingsway. In many ways the year 2001 has exceeded our expectations. However, we look at 2001 as simply the beginning of a number of years of substantial growth and profitability for Kingsway.

In all of the markets in which we operate we are seeing very substantial rate increases. This is a very positive sign not only for Kingsway but also for the whole insurance industry. Reinsurance has affected most companies and certainly the limitation that reinsurers have placed on companies along with much higher rates has made a major difference. This change is long overdue since insurers and reinsurers have not had a good return on their investment for several years.

Even before the tragedy of September 11th we had noticed the remarkable changes in the industry and, in particular, the attitude of reinsurers. Since September 11th we have found a great deal of dislocation in the reinsurance market, mainly because of the billions of dollars of losses sustained by the industry. At this time the magnitude of the loss is still not certain.


We look at 2001 as simply the
beginning of a number of years of
substantial growth and profitability
for Kingsway.

In addition to the September 11th disaster the surety field was also affected by the collapse of Enron, which also had a dramatic affect on reinsurers. We at Kingsway are fortunate in two ways. First of all, we were not affected by these events and, secondly we have very little dependence upon reinsurance. We only require reinsurance for high limits of liability and catastrophe losses and both of those coverages have been and are available to Kingsway. The additional cost of reinsurance to Kingsway in 2002 will be minimal.

At Kingsway we always look for opportunities. Disasters and poor results create opportunities for companies that are willing to take an entrepreneurial approach and examine the opportunities available. This has been one of the major strengths of the Kingsway management team in the past and will continue to be our main strength in the future.

Although a few of our companies have not performed as well as we would like, the weaker results of some have been offset by the strength of others. The whole purpose of geographic and product diversification has been to strengthen our group on an overall basis. Given the uncertainties of the insurance business, it is not always possible to perform up to our standards in every jurisdiction and every line of business in any given year. Diversification helps to offset some of the areas that are not doing as well as we would like and gives us the opportunity to correct these areas as well. The entrepreneurial approach and the strength of our management team provides us with the tools to examine opportunities and forge ahead when many companies are forced to hold back or discontinue business totally.

The additional capital we raised during 2001, on two separate occasions, will allow us to continue to grow in this market and to take advantage of many opportunities. We will continue to concentrate on profit rather than growth, however profit will follow carefully planned growth. We continue to look forward to 2002 and 2003 as years of opportunity for Kingsway.

Acknowledgements

2001 has been a very difficult year for the insurance industry but we are thankful that we have a very strong and dedicated group of insurance professionals throughout the Kingsway organization. September 11th is a date that will not be forgotten because it did cause many problems throughout the world. I am thankful that none of the Kingsway Team was affected directly by this disaster. Even our employees at Avalon Risk Management who were very close to the scene escaped without injury. Unfortunately, our office on Broadway in New York City was closed for a period of time because it was right in the disaster area. One of our MGA's, Carmine Fiore, came to their aid and provided office space for our people so they could continue working until their office was reopened. It is wonderful to have associates like Carmine that will assist in the time of need.

We are also very thankful to the new relations that we have developed with investment bankers who, along with those who have worked with us in the past, were able to assist us, on two occasions during 2001, to raise needed capital. They did an outstanding job for Kingsway and we are grateful. We look forward to many years of working with them as the need for capital arises.

On the two occasions during the year when we raised capital, Jim Zuhlke, Shaun Jackson and myself spent many weeks working with our investment bankers to visit as many investors and fund managers as possible. We worked extremely well as a team and presented our very positive outlook to many of our existing investors as well as new groups that were interested in Kingsway. I wish to thank all those old and new investors for having the confidence in Kingsway.


I wish to thank all those
old and new investors for
having the confidence
in Kingsway.

I also want to thank our directors who have worked very closely with our management group during the past year. It has been very time consuming on their part with the activities that we have had and the requirement for them to consider many new opportunities and financing arrangements. During the year, our board was strengthened by the addition of two new independent directors.

Finally, a special thanks for all of our dedicated employees who have worked extremely hard during the past year. I am especially pleased they are showing a great deal of enthusiasm and dedication during this period of time when we can move ahead and build an even bigger and stronger company.



William G. Star
President & Chief Executive Officer
February 27, 2002

Our Business

Overview

Founded in 1989, Kingsway is a specialty provider of personal and commercial lines of property and casualty insurance in the United States and Canada. Our principal line of business is non-standard automobile insurance, which covers drivers who do not qualify for standard automobile insurance coverage because of their payment history, driving record, place of residence, age, vehicle type or other factors, including market conditions. We are the largest provider of non-standard automobile insurance in Canada and have a prominent position in many of the regional U.S. markets in which we currently operate. In 2001, we generated 67% of our gross premiums written from the United States and 33% from Canada.

We also provide standard automobile insurance as well as insurance for commercial and public vehicles, including taxis and trucks. In addition to automobile insurance, we provide motorcycle insurance, specialized commercial and personal property coverage, warranty insurance and other specialty coverages, such as customs and surety bonds. We are the largest insurer of non-standard automobile and motorcycles in Canada. In 2001, we derived 51% of our gross premiums written from non-standard automobile insurance, 3% from standard automobile, 29% from commercial automobile and trucking, 8% from commercial and personal property coverages, 4% from motorcycles and 5% from other specialty coverages, such as warranty and customs bonds. In 2001, 64% of our gross premiums were generated from our personal lines and 36% were from our commercial lines businesses.

The insurance industry is highly competitive. However, we generally seek to identify and operate in specialty markets typically characterized by limited competition due to the narrow scope or limited size of the market or the specialty nature of the coverage or risk. These specialty markets may be defined by geographic area, type of insurance, or other factors. Our focus, emphasizing an underwriting profit, provides us with the opportunity for above-average returns. In addition, we typically write "short tail" insurance lines, which are characterized by shorter time periods between the insuring of the risk and the settlement of the loss, instead of "long tail" lines such as some forms of product liability insurance. We believe that as a result of our underwriting and claims management expertise and our ability to adapt to changing market conditions, our operating results have consistently outperformed the property and casualty insurance industry.

Our management depth and experience, underwriting discipline and financial strength have historically enabled us to pursue growth opportunities, both internally and through selected strategic acquisitions. We believe there are significant opportunities for profitable growth currently available in our markets. We expect to expand our specialty focus into selected regional markets in the United States and Canada and to increase the distribution of our core products in our current territories. We may also look for opportunities to acquire books of business or other companies which are in line with our specialty focus.

In 2001, we generated $1.07 billion of gross premiums written and $937 million of total revenues, compared to $643 million and $595 million, respectively, in 2000. Our gross premiums written have increased at a compounded annual growth rate of 50% during the five year period ended December 31, 2001 and our return on equity averaged 11.9% over the same period. Our gross premiums written increased by 66% in 2001, primarily as a result of higher premium rates across our markets and increased opportunities to grow our business at these higher rates.

We conduct our operations through wholly owned subsidiaries in Canada and the United States. We are licensed to write a broad range of property and casualty insurance in all Canadian provinces and territories and in 48 states and the District of Columbia in the United States. We intend to pursue licenses in the two remaining states in which we are not currently licensed.

Corporate Strategy

Our strategy is to build long-term shareholder value, which is implemented by targeting three financial measurements over a five year period:

(i) a 15% average after-tax return on shareholders' equity,

(ii) an average combined ratio of 96% or less, and

(iii) average increases in net premiums earned of 15% per annum.

Our strategy is characterized by the following principles:

Apply a specialty focus to regional markets. We seek to identify market segments which are generally not adequately served by other insurance companies, presenting the potential for above average returns. The non-standard automobile insurance business, our primary business, is one such specialty market. Other specialty markets in which we operate include trucking, taxis, motorcycle and warranty insurance. Our decentralized operating structure allows us to target specialized markets and products based on our underwriting expertise and local market conditions.

Adhere to a strict underwriting discipline. We manage our business with a strict focus on underwriting profit rather than on premium growth or market share and have demonstrated our willingness to increase pricing or reduce or increase premium volumes based on market conditions. For 2001, our combined ratio was 99.1%. Over the five year period ended December 31, 2001, our combined ratio has averaged 98.5%, including 99.4% for our Canadian operations compared with the overall Canadian property and casualty industry average combined ratio of 107.1%, according to IAO. Over the four year period ended December 31, 2001, the combined ratio of our U.S. operations has averaged 98.8% compared with the overall U.S. property and casualty industry average combined ratio of 110.2%, according to A.M. Best. Management's incentive compensation is directly linked to our combined ratio and our return on equity objectives.

Maintain a strong relationship with our brokers and agents. We are committed to our distribution network of independent brokers and agents. We continually strive to provide the highest level of service to our brokers and agents and build relationships at the local level in the markets in which we operate. We communicate with them through a variety of channels and we look for opportunities to increase efficiency and further reduce our operating costs, including through the use of technology and automation. We also look for opportunities to expand our distribution relationships and increase our product mix through joint venture or agency relationships.

Rigorously manage claims at the local level. We seek to protect our business through diligent claims management. Our claims are managed by our experienced personnel located in our regional markets. We maintain a culture of rigorously investigating claims, defending against fraud and litigating our claims as necessary.

Expand in the United States and Canada. We rely on our detailed understanding of our regional markets to take advantage of any favourable conditions or trends. We look for opportunities to expand our specialty focus into selected regional markets and increase the distribution of our core products in our existing territories. We may also look for opportunities to acquire books of business or other companies which are in line with our specialty focus. We will not knowingly sacrifice underwriting profitability to expand our business.

Corporate Structure

Kingsway serves as the holding company for our business. Our insurance subsidiaries include Kingsway General, York Fire, and Jevco in Canada and Universal Casualty, Southern United, American Service, Lincoln General and U.S. Security in the United States.

We conduct our operations through these subsidiaries to, among other things:

- maintain discrete brand identities; and
- develop expertise and organizational cultures that best serve the individual markets in which we operate.

We believe that the markets for our insurance products differ greatly by community because regulations, legal decisions, traffic, law enforcement, cultural attitudes, insurance agents, medical services and auto repair services vary greatly by jurisdiction and by community. Our organization helps to meet varied local conditions under a cohesive set of policies and procedures designed to provide underwriting discipline, consistency and control.

Lines of Business

We write automobile insurance primarily for the non-standard automobile market. We also write insurance in selected other lines of business for both individuals and commercial customers. Other coverages for individuals which we provide include motorcycle, homeowners, home appliance and automobile warranty and selected specialty lines. Our commercial coverages include automobile, trucking, property and selected specialty lines such as customs bonds. Our personal lines business accounted for 64% of our gross premiums written for the year ended December 31, 2001, while the remaining 36% consisted of commercial lines business.

Our automobile insurance products provide coverage in three major areas — liability, accident benefits and physical damage. Liability insurance provides coverage, where our insured is responsible for an automobile accident, for the payment for injuries and for property damage to third parties. Accident benefits provide coverage for loss of income, medical and rehabilitation expenses for insured persons who are injured in an automobile accident, regardless of fault. Physical damage coverages provide for the payment of damages to an insured automobile arising from a collision with another object or from other risks such as fire or theft. Automobile physical damage and liability coverages generally provide more predictable results than automobile personal injury insurance.

Non-Standard Automobile

Non-standard automobile insurance is principally provided to individuals who do not qualify for standard automobile insurance coverage because of their payment history, driving record, place of residence, age, vehicle type or other factors, including market conditions. As underwriting standards for providing standard coverages have become more restrictive and many jurisdictions now require insurance regardless of driving record, high risk individuals have been forced to seek non-standard coverage and have contributed to the increase in the size of the non-standard automobile insurance market.

Non-standard automobile insurance is generally accompanied by increased loss exposure, higher claims experience and a higher incidence of consumer fraud. However, these factors are mitigated by higher premium rates, the tendency of high-risk individuals to own low value automobiles, and generally lower limits of insurance coverage. In addition, policy renewal rates tend to be low for non-standard automobile policies. Non-standard policyholders often allow their policies to lapse because of non-payment of premiums and then reapply for insurance as new policyholders. This creates an ongoing requirement to replace non-renewing policyholders with new policyholders.

The insuring of non-standard drivers is often transitory. We expect that if and when their driving records improve, these drivers will qualify for and obtain insurance in the standard market at lower premium rates. As a result, our automobile insurance policies experience a retention rate which is lower than that experienced for standard market risks. We typically limit our credit risk by requiring a deposit for two months of insurance premiums.

In Canada and the United States, automobile insurers are generally required to participate in various involuntary residual market pools which provide automobile insurance coverages to individuals or other entities that are unable to purchase such coverage in the voluntary market. For example, in Ontario, every insurer is required to be a member of the Facility Association, an entity that was created to ensure the availability of automobile insurance to every motorist in Ontario. The Facility Association selects designated carriers to provide coverage and claims handling services to drivers who are unable to purchase insurance through private carriers, in return for an administration fee. Participation in these pools in most jurisdictions is in proportion to voluntary writings of selected lines of business in that jurisdiction.

In Canada, we are the largest writer of non-standard automobile insurance operating primarily in Ontario, Alberta and Québec, with Ontario being our largest market. The non-standard automobile insurance market in Canada is primarily focused on providing drivers with minimum levels of liability and accident benefit insurance. We obtained approval for premium rate increases effective in early 2002 in Ontario of 5.7% and Alberta of 10.0% and we continue to assess opportunities for additional rate increases.

In the United States, we write non-standard automobile insurance in Illinois, South Carolina, Florida, Mississippi, Alabama, Missouri, Indiana, Texas, Georgia, California and Louisiana. Our business in Illinois is presently concentrated in the Chicago metropolitan area, although we are expanding into other areas of Illinois. We are also expanding our ability to offer non-standard automobile insurance in a number of other states.

Standard Automobile

Standard automobile insurance provides coverage for drivers of standard-risk private passenger automobiles. Premiums for these types of policies are usually lower than premiums charged in the non-standard market. However, the frequency and severity of accidents and other loss events are also typically lower. The majority of our standard automobile business is written in Ontario.

Motorcycle

Motorcycle insurance primarily consists of liability, physical damage and personal injury insurance coverages. In Canada, we are the largest writer of motorcycle insurance, writing in the provinces of Ontario, Alberta and Québec. We also write motorcycle insurance in the United States.

Property (including liability)

We write property and liability insurance for businesses and individuals in Canada and the United States. This business focuses on insuring against damage to property and accidents which may occur on such property. Our commercial property and liability business consists of risks that are difficult to place due to class, age, location or occupancy of the risk. These risks are characterized by high premiums and deductibles and limited coverage. We generally limit our exposure to no more than $500,000 on any one risk.

Our specialty property business includes insurance for restaurants, rental properties and garages. We also write non-hydrant protected homeowners insurance and habitational risks which do not qualify for coverage by writers of standard insurance. We provide coverage on a very itemized named perils basis with relatively high rates and high deductibles for risks that are considered substandard by other companies and believe such risks provide us with the opportunity to achieve attractive returns.

Our strategy is to operate as a niche underwriter of classes of property business which are more difficult to underwrite and offer the ability to achieve higher levels of underwriting profitability. We underwrite this business using our carefully developed underwriting methodology based on a stringent set of criteria. This business is seldom subject to a high degree of competition and we have often been able to write these policies at relatively high rates with fairly restricted coverage.

Warranty

In our warranty insurance business, we assume the liability for performance under the terms of service contracts and limited warranties issued by retailers of automobiles, home appliances, furniture and electronics and by residential home builders. This coverage indemnifies the consumer against loss resulting from service contract claims that occur during a specified period after expiration of the manufacturer's or builder's warranty.

Trucking

We provide coverage for liability, accident benefits, physical damage, cargo and comprehensive general liability under a package program throughout both Canada and the United States. Since late 2000, several companies have exited this business as a result of poor performances due to severe underpricing. These market conditions have allowed us to increase our prices, expand our relationships and have led to a significant increase in our gross premiums written for trucking insurance.

Commercial Automobile

Commercial automobile policies provide coverage for taxis, rental car fleets and garage risks. Through our rental car program, we offer coverage for the rental agency property, dual interest liability, and physical damage on the rental vehicle.

Other Specialty Lines

Our other specialty lines include customs and surety bonds written in both the United States and Canada. Custom bonds involve insuring the timely payment of customs duties on goods imported into the United States and Canada. Such duties generally represent less than 5% of the face value of the imported goods, as well as any penalties incurred due to late payment of the duty. We also write contract payment and performance and other miscellaneous surety bonds.

Underwriting

We employ stringent underwriting standards to develop a broad spread of risk and to receive an appropriate premium for each risk. We seek to achieve an underwriting profit, targeting a combined ratio of 96% or less. Our underwriting philosophy stresses receiving an adequate premium and spread of risks for the business we accept. Rather than attempt to select individual risks, we seek to set premium rates at levels that will generate profitable underwriting. Once we have set premium rates that we believe are adequate, we are generally willing to accept as much business within our underwriting guidelines as is available to us. We regularly monitor premium adequacy by territory and class of business and make adjustments as required. We refuse to reduce our pricing when competitors offer to underwrite certain classes of business at premium rates which are below what we believe is an acceptable level. Instead, we elect to maintain our premium per risk rather than write a large number of risks at premiums which we consider to be inadequate. In such instances, our premium volumes have decreased, in some cases significantly.

We regularly consider and implement various initiatives to address adverse profitability trends in our business. These initiatives vary by jurisdiction, but include tightening of underwriting requirements, price increases, policy non-renewals (where permitted) and other administrative changes. All companies writing insurance in Canada and in most U.S. jurisdictions must have their premium rates approved by the applicable regulatory authority. Once these rates are approved, an insurance company is prohibited from altering them without approval for new rates.

Marketing and Distribution

We market and distribute our automobile insurance products through a network of over 3,000 independent brokers across Canada and 3,500 agents in the United States. We maintain an "open market" approach which allows these agents and brokers to place business with us with no minimum commitments and provides us with a broad, flexible and easily scalable distribution network. We believe that this approach is different from that generally used by automobile insurance companies.

We focus on developing and maintaining strong relationships with our independent agents, Managing General Agents ('MGA's) and brokers. We continually strive to provide excellent service to our agents and brokers and build relationships in the local markets in which we operate. We communicate with our agents and brokers through a variety of channels and we look for opportunities to increase efficiency and reduce operating costs. We believe that the commissions we pay to our agents and brokers are fair and competitive.

Our independent agents, MGA's and brokers generally have the authority to enter into binding policies on our behalf with respect to specified insurance coverages within prescribed underwriting guidelines, subject to compliance with our mandated procedures. These guidelines prescribe the kinds and amounts of coverage that may be written and the premium rates that may be charged for specified categories of risk. In most cases, our independent agents, MGA's and brokers do not have authority on our behalf to settle or adjust claims, establish underwriting guidelines, develop rates or enter into other transactions or commitments. Certain MGA's have greater authority than our independent agents and brokers, however we work diligently with them to ensure that they adhere to our underwriting standards and claims handling procedures.

Claims

Claims management is the procedure by which an insurance company determines the validity and amount of a claim. We focus on rigorous claims management, which we believe is one of our areas of expertise. We believe that effective claims management is fundamental to our operations.

We investigate the actual circumstances of the incident giving rise to the claim and the actual loss suffered. An important part of claims management is verifying the accuracy of the information provided to the insurance company at the time the policy is underwritten.

The nature of non-standard automobile insurance typically requires more thorough claims management and, in particular, more thorough investigative procedures than other types of insurance. Insurance claims on our policies are investigated and settled by our local claims adjusters. If necessary, we also employ independent adjusters, private investigators, various experts and legal counsel to adjust claims. Claims are scrutinized by an appraiser, an adjuster and, as appropriate, senior management, before claims payments are made.

Reinsurance Ceded

We purchase reinsurance from third parties in order to reduce our liability on individual risks and our exposure to catastrophic events. Reinsurance is insurance purchased by one insurance company from another for part of the risk originally underwritten by the purchasing insurance company. The practice of ceding insurance to reinsurers allows an insurance company to reduce its exposure to loss by size, geographic area, type of risk or on a particular policy. An effect of ceding insurance is to permit an insurance company to write additional insurance for risks in greater number or in larger amounts than it would otherwise insure independently, having regard to its statutory capital, risk tolerance and other factors.

We generally purchase reinsurance to limit our net exposure to a maximum amount on any one loss of $500,000 with respect to property claims and $1.0 million with respect to liability claims. In addition, we purchase catastrophe reinsurance which provides coverage in the event of a series of claims arising out of a single occurrence, which limits this exposure in Canada to $1.5 million per occurrence to a maximum coverage of $25.0 million, and in the United States to U.S.$1.3 million per occurrence to a maximum coverage of U.S.$15 million except for Florida, where the maximum coverage is U.S.$40 million. For most of the non-standard automobile business that we write in the United States, the liability is limited to the minimum statutory liability limits, which are typically not greater than U.S.$40,000 per occurrence, depending on the state. The cost of our external reinsurance represented 5% of gross premiums written for the year ended December 31, 2001.

Reinsurance ceded does not relieve us of our ultimate liability to our insured in the event that any reinsurer is unable to meet its obligations under its reinsurance contracts. We therefore enter into reinsurance contracts with only those reinsurers who we believe have sufficient financial resources to provide the requested coverage. Reinsurance treaties are generally subject to cancellation by our reinsurers or us on the anniversary date and are subject to renegotiation annually. We regularly evaluate the financial condition of our reinsurers and monitor the concentrations of credit risk to minimize our exposure to significant losses as a result of insolvency of a reinsurer. We believe that the amounts we have recorded as reinsurance recoverables are appropriately established. However, estimating amounts of reinsurance recoverables is subject to various uncertainties and the amounts ultimately recoverable may vary from amounts currently recorded. Our reinsurance recoverables are generally unsecured.

Investments

Our business philosophy stresses the importance of both underwriting profits and investment returns to build shareholder value. We manage our investment portfolio primarily to support the liabilities of our insurance operations and generate current investment returns. We invest predominantly in high quality corporate, government and municipal bonds with relatively short durations. We also invest in preferred and common equity securities and consider our finance premium receivables to be a part of the investment portfolio. Our overall investment strategy is aimed at maximizing returns without compromising liquidity and risk control.

All of our investments are managed by professional, third-party investment management firms. We have engaged Conning Asset Management to oversee our fixed income investments of our U.S., Canadian and Bermuda subsidiaries. In addition, Burgundy Asset Management, Deans Knight Capital Management Limited and Royal Bank of Canada (Caribbean) have each been engaged to manage portions of our subsidiaries' equity and fixed income investments.

Our investment guidelines stress the preservation of capital, market liquidity to support payment obligations of our insurance liabilities and the diversification of risk. As part of this strategy, we attempt to maintain an appropriate relationship between the average duration of the investment portfolio and the approximate duration of our policy claims liabilities. With respect to fixed maturity securities, we generally purchase securities with the expectation of holding them to maturity. Insurance laws and regulations in each domiciliary state or province also place limitations on the permitted investments of property and casualty insurers.

Competition

The insurance industry is highly competitive. We compete on the basis of numerous factors such as distribution strength, pricing, agency and broker relationships, service, reputation, and financial strength. We face competition from selected large well-recognized insurance companies, subsidiaries of established worldwide insurance companies, companies of comparable or smaller size and new market entrants. Many of our larger competitors have greater financial and other resources than we do, have more favourable A.M. Best ratings and offer more diversified insurance coverages.

Our competitors include companies that, like us, serve the independent agency market, as well as companies that sell insurance directly to customers. Direct underwriters may have certain competitive advantages over agency underwriters, including increased name recognition, loyalty of the customer base to the insurer rather than an independent agency and, potentially, reduced acquisition costs.

Additionally, our markets may attract competition from time to time from new or temporary entrants in our niche markets. In some cases, these entrants may, because of inexperience, desire for new business or other reasons, price their insurance below the rates that we believe provide an acceptable premium for the related risk. We believe that it is generally not in our best interest to compete solely on price, and may from time to time experience a loss of market share during periods of intense price competition, or "soft" market conditions. Further, a number of our competitors, including new entrants to our markets, are developing e-business capabilities which may impact the level of business transacted through our more traditional distribution channels or which may affect pricing in the market as a whole.

In addition, certain banks and other financial institutions in Canada and the United States have begun to enter the North American property and casualty insurance business through the establishment or acquisition of insurance companies.

We believe that we will be able to compete successfully in our industry based on:

- our ability to identify specialty markets which are more likely to produce an underwriting profit;
- our disciplined underwriting approach;
- our prudent claims management; and
- the service and competitive commissions we provide to our agents and brokers.

However, there can be no assurance that we can compete successfully or that competition will not have a material adverse effect on our results of operations or financial condition. Any new, proposed or potential legislative or industry developments could further increase competition in our markets. New competition from these developments could cause the prices for insurance to fall, which would adversely affect our underwriting profitability.

Systems and Technology

We believe that efficient information systems are important to processing policies and claims and retrieving information quickly to interface with our agents and brokers and insureds. Although our current information systems are sufficient to support the expected growth in our business, we continually review our systems and seek to update and improve their capabilities. In late 2000, we successfully implemented an expanded and updated system in our Canadian subsidiaries. We believe the new system will help to expand our capabilities for the efficient development and implementation of new products and territories while enhancing our ability to access and manage information. We are also working on an update of the systems used by our U.S. insurance subsidiaries, with the ultimate goal of implementing one common system among our units. We expect this implementation to be completed by the end of 2002.

We intend to introduce an electronic imaging system during 2002 to provide immediate access to all data and files and reduce the cost of storage and filing. We also intend to work towards a point-of-sale system to make our products readily available through our agents and brokers network, providing our agents and brokers with a direct interface and allowing them to quote and issue policies electronically. We expect the enhancements and additions to our systems to increase our operating efficiencies and reduce our operating costs, and to help us strengthen our important relationships with our independent agents and brokers.

Employees

As of December 31, 2001, we employed approximately 1,250 personnel, of whom approximately 450 are located in Canada and approximately 800 are located in the United States. None of our employees are represented by a labour union and we have never experienced a work stoppage. We believe our relationship with our employees is excellent.

Management's Discussion and Analysis

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included in this annual report.

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ substantially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under "Risk Factors" and elsewhere in this annual report.

Overview

We provide property and casualty insurance in specialized lines in Canada and the United States. Our primary business is non-standard automobile insurance, which covers drivers who do not qualify for standard automobile insurance coverage. We also write standard automobile insurance as well as insurance for commercial and public vehicles, including taxis and trucks. In addition to automobile insurance, we provide motorcycle insurance, specialized commercial and personal property coverage, warranty insurance and other specialty coverages such as customs and surety bonds.

Combined Ratio


(%)
120
100
80
U.S. Industry†
117.0
110.3
Canadian Industry*
99.1
Kingsway
97
98
99
00
01

* Sources - Canadian: 1997-2000 - IAO, The Quartely Report, 3rd Quarter, 2001
2001 - IBC, *Perspective*, March, 2002
† Source - U.S.: 1997-2000 - A.M. Best, *Review Preview*, January, 2002

We use the claims ratio, the expense ratio and the combined ratio as important measures of our performance. The claims ratio is derived by dividing the amount of claims incurred by net premiums earned. The expense ratio is derived by dividing the sum of commissions and premium taxes and general and administrative expenses by net premiums earned. The combined ratio is the sum of the claims ratio and the expense ratio. A combined ratio below 100% demonstrates underwriting profit whereas a combined ratio over 100% demonstrates an underwriting loss. We believe that underwriting profit is the true measure of performance of the core business of a property and casualty insurance company. We follow a disciplined approach by refusing to sacrifice underwriting profitability in order to increase premium revenue, and will not knowingly price business to produce an underwriting loss. Management's incentive compensation is directly linked to our combined ratio and our return on equity objectives.

Many companies in our industry defer the internal costs of writing business as part of their deferred acquisition costs, whereas we expense these costs when they are incurred. Many companies also exclude corporate overhead expenses when calculating their expense ratio. Whereas we do not exclude any corporate overhead expenses when calculating our expense ratio. When our earned premiums increase, we expect our general expense ratio to improve since our earned premiums should grow faster than general expenses.

In recent years, the North American property and casualty insurance market, including the non-standard automobile market, has been extremely price competitive. Many insurers significantly reduced premium rates from 1998 to 2000. As a result of these lower premium rates and also increased claims cost in the U.S. and Canada, the industry has reported substantial underwriting losses in 2001. At the same time, the insurance industry has been adversely affected by lower prevailing interest rates. Accordingly, most Canadian and U.S. insurers reported increased combined ratios, larger underwriting losses and declining fixed-income investment returns, in both 2000 and 2001 compared to previous years. As a result, insurers began increasing premium rates towards the end of 2000. In addition, the tragic events of September 11, 2001 and the bankruptcy of Enron have created significant claims cost for the North American insurance industry, and in particular its reinsurers. This has resulted in significantly higher reinsurance rates and a decline in available capacity for many of our competitors in the United States. We believe these trends will result in sustained price increases and a significant dislocation of business in our industry. A trend we expect will continue in most markets throughout 2002 and into early 2003. However, because of the delay between the implementation of rate increases and the recognition of earned premium, we expect that overall industry results may not show marked improvement until mid 2002.

Gross Premiums Written


($ millions)
1200
1000
800
600
400
200
0
GPW
1,065.3
709.2
GPW - U.S. Operations
356.1
GPW - Canadian Operations
97
98
99
00
01

Since 1996, we have experienced significant growth through acquisitions. In Canada, we acquired York Fire in February 1996 and Jevco in February 1997. In the United States, we acquired Universal Casualty and Southern United in January 1998, American Service in March 1998, Lincoln General in December 1998, and U.S. Security in January 1999. We accounted for these acquisitions using the purchase method. Accordingly, we included the assets and liabilities of the acquired entities in our consolidated financial statements at their fair market value at the date of acquisition. We may from time to time be involved in discussions concerning acquisition opportunities, although there can be no assurance that any of such discussions will result in a transaction.

Revenues

Revenues reflected in our consolidated financial statements are derived from insurance premiums earned, investment income and realized investment gains.

Premium Income

Our gross premiums written have grown at a compounded annual growth rate of 50% over the five years ended December 31, 2001. In 2001, our gross premiums written increased by 66% compared to 2000, increasing by 23% for our Canadian operations and by 101% for our U.S. operations. We attribute the growth over the last five years to our various acquisitions and to internal growth, as we have executed our strategy to diversify both by line of business and by geographic location. During 2000 and 2001, all of our growth was generated from internal sources.

Net premiums written represent gross premiums written less amounts ceded to reinsurers. In the United States, we generate the majority of our gross premiums written from non-standard automobile insurance policies which generally have

Gross and Net Premiums Written


($ millions)
Gross
Net
1200
1000
800
600
400
200
0
1,065.3
1,015.0
643.0
604.7
508.6
468.9
409.2
320.4
98
99
00
01
Retention
78%
92%
94%
95%


Investment and Premium Finance Income
($ millions)
60
50
40
30
20
10
0
52.6
44.6
37.8
30.7
15.7
44% CAGR
97
98
99
00
01


Investment Portfolio
($ millions)
1500
1200
900
600
300
0
1,235.4
787.5
693.0
633.8
353.5
97
98
99
00
01

lower limits of insurance commensurate with the minimum coverage requirement under the statute of the states in which we write the business. These limits of liability are typically not greater than U.S.$40,000 per occurrence. Consequently, we are able to retain most of our written premiums for our own account while minimizing our claims exposure. In 2001, we retained 95% of premiums written compared with 94% in 2000. We purchase reinsurance to limit our exposure to the larger and catastrophic type losses.

Investment Income

Our investment income has grown at a compounded annual growth rate of 44% over the five years ended December 31, 2001. Our insurance subsidiaries' investments must comply with applicable regulations which prescribe the type, quality and concentration of investments. These regulations, in the various jurisdictions in which our insurance subsidiaries are domiciled, permit investments in government, state, provincial, municipal and corporate bonds, and preferred and common equities, within specified limits and subject to certain qualifications. The majority of our investment assets are held by our insurance subsidiaries.

At December 31, 2001, we held cash and investments with a fair value of $1.25 billion and a carrying value of $1.24 billion, resulting in a net unrealized gain of $11.6 million. Because most of our investment portfolio is comprised of fixed-income securities which are usually held to maturity, periodic changes in interest rate levels generally impact our financial results to the extent that reinvestment yields are different than the original yields on maturing securities. Our investment portfolio includes investments which are subject to changes in market values with changes in interest rates.

Actual maturities may differ from contractual maturities because certain issuers have the right to call or prepay obligations with or without call or prepayment penalties.

We maintain a liquid portfolio to ensure there is sufficient cash available for the payment of claims on a timely basis. Our historical ability to generate an underwriting profit has reduced our reliance on cash flow from premiums written to fund the payment of losses and loss adjustment expense. We believe that our high quality, liquid investment portfolio and our success in underwriting provide us with sufficient liquidity to meet our obligations to our policyholders.

Investment results before the effect of income taxes were as follows:

December 31 (in millions except for percentages)	2001	2000
Average investments at cost	$ 1,001.9	$ 731.8
Investment income after expenses	$ 52.6	$ 44.6
Percent earned on average investments	5.3%	6.1%
Realized gains	$ 12.1	$ 10.4
Change in unrealized investment gains	$ 12.0	$ 24.1

Premiums for property and casualty insurance are typically payable at the time a policy is placed in force or renewed. To assist our insureds in making their payments to us, in some instances we offer premium financing either directly or through a separate premium finance company, whereby the insured can pay a portion of the premium in monthly installments.

We provide the option of monthly payments on personal automobile policies, whereby the insured is only required to pay a portion of the premium when the policy is placed in force and the balance in monthly installments. The insured pays us an additional premium for this option, reflecting handling costs and the income we would have earned on such premium, had we received the total amount at the beginning of the policy period. The option of monthly premium payments is available only where permitted under the laws or regulations of the specific territory. Some jurisdictions require the option of monthly premium payments at a specific annual interest rate or monthly charge. We consider our income from our premium finance activities to be a part of investment income, because this additional premium is essentially an interest payment on the balance of unpaid premium.

The following table summarizes the composition of the fair value of our fixed maturity investment portfolio, excluding cash and cash equivalents, at the dates indicated, by rating as assigned by S&P or Moody's Investors Service, using the higher of these ratings for any security where there is a split rating.

December 31	2001	2000
Rating		
AAA/Aaa	65.4%	45.1%
AA/Aa2	17.7	28.6
A/A2	10.6	20.6
BBB/Baa2	2.1	2.2
BB/Ba2	0.3	0.4
B/B2	0.8	1.1
CCC/Caa or lower, or not rated	3.1	2.0
Total	100.0%	100.0%

Provisions for Unpaid Claims

We establish provisions for unpaid claims to reflect the estimated ultimate cost of both reported but unsettled claims and incurred but not yet reported claims. Our provisions for unpaid claims are based on individual reported claims, for which we establish case reserves; estimated provisions for claims that have not yet been made but we expect will be made in the future; and internal or unallocated claims adjustment expenses. The provisions for claims not yet made are sometimes referred to as provisions for incurred but not yet reported claims ("IBNR"). The establishment of provisions for unpaid claims is based on known facts and interpretation of circumstances and is therefore a complex and dynamic process influenced by a large variety of factors. These factors include our experience with similar cases and historical trends involving claim payment patterns, loss payments, pending levels of unpaid claims, product mix or concentration, claims severity, claim frequency patterns and inflation rates. Our provisions for unpaid claims are not discounted to reflect expected future payouts of claims and future investment income.

Other factors affecting provisions for unpaid claims include the continually evolving and changing regulatory and legal environment, actuarial studies, professional experience and expertise of our claims personnel and independent adjustors retained to handle individual claims, the quality of the data used for projection purposes, existing claims management practices, including claims handling and settlement practices, the effect of inflationary trends on future claims settlement costs, court decisions, economic conditions and public attitudes. In addition, time can be a critical part of the provisions' determination, because the longer the span between the incidence of a loss and the payment or settlement of the claims, the more variable the ultimate settlement amount can be. Accordingly, short-tailed claims, such as property claims, tend to be more reasonably predictable than long-tailed claims, such as general liability and automobile accident benefit claims.

The process of establishing provisions for unpaid claims relies on the judgment and opinions of a large number of individuals, on historical precedent and trends, on prevailing legal, economic, social and regulatory trends and on expectations as to future developments. The process of determining the provision necessarily involves risks that the actual results will deviate, perhaps substantially, from the best estimates made. This evaluation includes a re-estimation of the liability for unpaid claims relating to each preceding financial year compared to the liability that we originally established. In addition, we continually review of all open claims each quarter and consider all factors into the provisions' calculation in order to ensure their ongoing adequacy. Accordingly, as experience develops and new information becomes known, we adjust our reserves as necessary following these evaluations. Any adjustments are reflected in our consolidated statement of income in the period in which they become known and are accounted for as changes in estimates. Even after such adjustments, ultimate liability or recovery may exceed or be less than the revised estimates.

Estimating amounts of reinsurance recoverables is also impacted by the uncertainties involved in the establishment of provisions for unpaid claims. We believe that the amounts we have recorded as reinsurance recoverables are appropriately established. However, as our underlying reserves continue to develop, the amount ultimately recoverable may vary from amounts currently recorded. Our reinsurance recoverables are generally unsecured. We regularly evaluate our reinsurers, and the respective amounts recoverable, and a provision for uncollectable reinsurance is recorded, if needed.

The development of the provision for claims is shown by the difference between estimates of claims as of the initial year-end and the re-estimated liability at each subsequent year-end. This is based on actual payments in full or partial settlement of claims, plus re-estimates of the claims required for claims still open or claims still unreported. Favourable development (reserve redundancy) means that the original claim estimates were higher than subsequently determined. Unfavourable development (reserve deficiency) means that the original claim estimates were lower than subsequently determined. The Company's desire is to ensure that it shows favourable development so that future changes in claim estimates benefit future earnings.

The following table summarizes the composition of the amounts due from reinsurers, by the rating as assigned by A.M. Best to the applicable reinsurers.

December 31	2001
A.M. Best Rating	
A++	66.7%
A+	13.7
A	8.3
A-	4.9
Au	0.6
A-u	1.7
B+/B+q/B-q	1.0
Not Rated	3.1
Total	**100.0%**

The following table illustrates the unpaid claims provisions, net of recoveries from reinsurers, established for the years ended December 31, 1991 to 2000 for Canadian operations compared to the re-estimation of those liabilities as at December 31, 2001.

($'000's)	2000	1999	1998	1997	1996	1995	1994	1993	1992	1991
Unpaid claims – originally established-end of year	159,950	151,373	133,857	124,944	65,142	24,322	16,987	10,945	11,648	12,261
Cumulative paid as of:										
One year later	93,218	66,699	56,151	46,083	31,309	13,665	12,384	5,984	4,329	4,176
Two years later		111,723	84,468	74,479	42,108	19,404	18,633	8,032	6,615	6,589
Three years later			115,437	91,127	55,214	25,273	22,066	10,347	7,910	8,394
Four years later				108,391	60,230	31,738	25,456	11,739	9,255	9,464
Five years later					66,029	32,679	29,300	12,576	10,210	10,395
Six years later						35,884	29,051	14,259	10,517	11,193
Seven years later							31,068	14,147	11,271	11,247
Eight years later								14,160	11,190	11,233
Nine years later									10,934	11,196
Ten years later										11,248
Incurred loss as of:										
One year later	193,237	148,880	130,340	112,075	62,022	27,705	22,776	11,395	10,621	11,470
Two years later		169,379	133,946	114,922	65,122	27,467	25,628	12,187	10,290	11,050
Three years later			146,423	117,759	66,368	31,707	25,580	12,256	10,550	10,808
Four years later				122,578	66,508	32,254	27,589	12,164	10,167	11,001
Five years later					68,570	32,745	28,243	13,004	9,999	10,805
Six years later						34,050	28,225	13,310	10,245	10,883
Seven years later							28,892	13,219	10,505	10,952
Eight years later								13,652	10,349	10,978
Nine years later									10,473	11,007
Ten years later										11,333
As at December 31, 2001 Cumulative (redundancy) deficiency	33,287	18,006	12,566	(2,366)	3,428	9,728	11,905	2,707	(1,175)	(928)
Cumulative (redundancy) deficiency as a % of reserves originally established	20.81%	11.90%	9.39%	(1.89)%	5.26%	40.00%	70.08%	24.73%	(10.09)%	(7.57)%

As a result of the automobile legislation in force in Ontario, many companies, including Kingsway, have experienced reserve deficiencies on this business during 2001. Evolving case law and the erosion of the tort threshold in Ontario has led to an extension of the reporting period during which a plaintiff may bring a suit, as a result, during 2001 the Company increased its estimates for unpaid claims relating to losses incurred during the years 1998 to 2000. These increases in incurred claims, which amounted to $33.3 million, were recognized in the amount of claims incurred during the year ended December 31, 2001. This increased charge relating to prior periods increased the loss and combined ratio for the Company's Canadian operations during the year ended December 31, 2001 by 10.3% and the consolidated combined ratio by 3.8% for the year. Unpaid claims liabilities at December 31, 2001 have been established on the basis of currently available information and case law.

The following table illustrates the unpaid claims provisions for the U.S. operations since each company was acquired:

(in U.S. Dollars) ($'000's)	2000	1999	1998
Unpaid Claims originally established – end of year	118,964	117,249	115,881
Cumulative paid as of:			
One year later	58,447	55,271	54,988
Two years later		82,509	85,866
Three years later			94,755
Incurred loss as of:			
One year later	119,344	116,647	113,959
Two years later		114,692	113,730
Three years later			111,218
As of December 31, 2001 Cumulative (redundancy) deficiency	380	(2,557)	(4,663)
Cumulative (redundancy) deficiency As a % of reserves originally established	0.32%	(2.18)%	(4.02)%

Comparison of Statements of Operations for the Years Ended December 31, 2001 and 2000

Gross Premiums Written. Our gross premiums written in 2001 increased by 66%, to $1,065.3 million, compared to $643.0 million in 2000, due primarily to premium growth in our non-standard automobile, trucking and commercial automobile insurance business. The increase in gross premiums written was primarily achieved by taking advantage of opportunities to increase prices and the volume of business. Unearned premiums increased by 58% to $424.1 million at the end of 2001 from $268.2 million at the beginning of the year.

Gross premiums written from our Canadian operations increased by 23% to $356.0 million compared with $289.4 million in 2000. The increase was due primarily to non-standard automobile and trucking business.

Gross premiums written by our U.S. operations in 2001 increased by 101% to $709.2 million, compared to $353.6 million in 2000. The increase was primarily attributable to premiums written from non-standard automobile, trucking and commercial automobile insurance. During the year we saw strong growth in California and Texas due to the exit of several competitors from these markets.

Gross premiums written from non-standard automobile insurance in 2001 increased by 51% to $546.3 million, compared to $361.3 million in 2000. Premiums in Canada increased by 24% over 2000, and by 61% in the United States. Non-standard automobile insurance represented 51% of our total business in 2001, compared to 56% in 2000.


Gross Premiums Written
by Business Line
($ millions)
2000 2001
361.3
546.3
36.5
42.1
38.8
33.7
20.1
29.3
19.0
20.0
9.9
13.4
83.9
253.5
21.4
53.8
37.5
51.3
14.6
21.9
100
80
60
40
20
0
Non-Standard Automobile
Motorcycle
Standard Automobile
Personal-Property & Liability
Warranty
Personal-Other Specialty
Trucking
Commercial-Automobile
Commercial-Property & Liability
Commercial-Other Specialty

Gross premiums written from commercial automobile insurance, including trucking and taxis, in 2001 increased by 92% to $307.2 million, compared to $105.3 million in 2000. The increase resulted primarily from the rate increases that were implemented during the year and new business relationships that we established in the United States. Premiums from property and liability lines, including warranty, in 2001 increased by 31% to $100.6 million, compared to $76.6 million in 2000. Premiums from motorcycle insurance increased 15% to $42.1 million, compared to $36.5 million in 2000.

Net Premiums Written. Our net premiums written in 2001 increased by 68% to $1,015.0 million, compared to $604.7 million in 2000. In Canada, net premiums written in 2001 increased 24% to $335.9 million, compared to $272.0 million in 2000, and by 104% in the U.S. to $679.1 million from $332.7 million. This significant growth resulted from the increase in gross premiums written and the increased retention of business. In 2001, premiums ceded to reinsurers represented 5% of gross premiums written compared to 6% in 2000.


Net Premiums Earned
($ millions)
1000
800
600
400
200
0
872.8
540.0
445.6
314.7
174.5
52% CAGR
97
98
99
00
01

Net Premiums Earned. Our net premiums earned in 2001 increased 62% to $872.8 million, compared to $540.0 million in 2000. Net premiums earned from Canadian operations increased 28% to $321.9 million, compared to $251.9 million in 2000. The U.S. operations increased by 91% to $550.9 million, compared with $288.1 million in 2000.

Investment Income. Our investment income in 2001 increased by 18% to $52.6 million, compared to $44.6 million in 2000. The growth in our premiums written increased the cash available for investment which increased the investment portfolio in the year.

Net Realized Gains. We realized net gains on sales of investments of $12.1 million in 2001. The market value of our portfolio improved significantly in 2001 due to declining interest rates and increased values in our equity portfolio. At December 31, 2001, the carrying value of the investment portfolio was approximately $11.6 million higher than the fair value of the portfolio based on prevailing market prices. At December 31, 2000, the carrying value was $0.4 million higher than the fair value.

The following table shows the investment yield that the portfolio has provided over the last five years.

(in $'000's)	2001	2000	1999	1998	1997
Total realized return	64,632	55,020	38,748	37,599	21,836
Change in realized gains (losses)	11,995	24,098	(21,743)	(2,108)	(3,939)
Total Return	76,627	79,118	17,005	35,491	17,897
Total return yield (%)	7.6%	10.8%	2.5%	7.5%	6.7%
Total realized return (%)	6.4%	7.5%	5.6%	8.0%	8.2%

Claims Incurred and Unpaid Claims. Our claims ratio for 2001 was 70.6%, compared to 68.9% for 2000. The claims ratio for the Canadian operations deteriorated to 73.5%, compared to 70.1% in 2000 and for the twelfth consecutive year outperformed the Canadian industry ratio which was 79.1% for 2001, according to the Insurance Bureau of Canada ("IBC"). The claims ratio for the U.S. operations was 68.9% in 2000, compared to 67.8% in 2000, and to the U.S. industry of 90.1% in 2001, according to A.M. Best.


Claims Ratio
(%)
100
80
60
U.S. Industry †
90.1
78.9
Canadian Industry*
70.6
Kingsway
97
98
99
00
01

* Sources - Canadian: 1997-2000 - IAO, *The Quarterly Report, 3rd Quarter, 2001*; 2001 - IBC, *Perspective*, March, 2002
† Source - U.S.: 1997-2000 - A.M. Best, *Review Preview*, January, 2002

Underwriting Expenses. The expense ratio for 2001 decreased to 28.5%, compared to 32.1% in 2000. The decrease is mainly attributable to general and administrative expenses, which were 9.4% of premiums earned, compared with 12.4% in 2000. The general and administrative expenses were lower as a percentage of net premiums earned due to increased levels of earned premiums in both Canada and the United States.

Commissions and premium taxes in 2001 were 19.1% of earned premiums, compared to 19.7% in 2000. For our Canadian operations, commissions and premium taxes represented 18.9% of earned premiums in 2001, compared to 21.3% in 2000 and in the United States were 19.3% of earned premiums in 2001, compared to 18.3% in 2000.

General and administrative expenses for our Canadian operations were 10.7% of net premiums earned, compared to 10.4% in 2000. For our U.S. operations, general and administrative expenses were 8.7% of net premiums earned, compared to 14.8% for 2000.

Interest Expense. Interest expense in 2001 was $11.4 million, compared to $11.4 million in 2000.

Net Income before Goodwill Amortization. Our acquisitions in Canada and the United States have required that goodwill amortization of $5.9 million be charged against earnings in 2001 compared to $5.5 million in 2000. Net income before goodwill amortization in 2001 increased by 54% to $50.8 million, compared to $32.9 million in 2000. As of January 1, 2002 all existing goodwill and intangible assets with indefinite lives which are currently included in our Consolidated Balance Sheets will cease to be amortized to income over time, and will be subject to a periodic impairment review to ensure that the fair value remains greater than, or equal to, book value. The Company currently has no intangible assets with indefinite lives.


Net Income Before Goodwill
($ millions)
60
50
40
30
20
10
0
23.0
33.8
18.6
32.9
50.8
97
98
99
00
01

Net Income and Earnings per Share. Our net income in 2001 increased to $44.9 million, compared to $27.4 million in 2000. Diluted earnings per share improved to $1.19 on 37,856,100 weighted average number of shares, compared to $0.80 on 34,341,235 weighted average number of shares in 2000. Diluted earnings per share before goodwill increased to $1.34, compared to $0.96 in 2000.

Book Value Per Share and Return on Equity. Book value per share increased by 38% to $11.03 at the end of 2001, compared to $8.01 at the end of 2000. Our return on equity in 2001 improved to 13.3%, compared to 10.7% in 2000.


Expense Ratio
Total Expense
G&A
(%)
35
30
25
20
15
10
5
0
30.5
32.3
34.2
32.1
28.5
10.5
12.7
13.8
12.4
9.4
97
98
99
00
01

Financial Condition

Liquidity and Capital Resources

The purpose of liquidity management is to ensure that there is sufficient cash to meet all financial commitments and obligations as they fall due. We believe that we have the flexibility to obtain, from internal sources, the funds needed to fulfill our cash requirements during the current financial year and also to satisfy regulatory capital requirements. However, such funds may not provide sufficient capital to enable us to pursue additional market opportunities.

Our insurance operations create liquidity by collecting and investing premiums from new and renewal business in advance of earning those premiums and paying claims. This creates a liquid float of money that we hold on behalf of our policyholders. We earn investment income on this float until we pay the claim. As long as we continue to grow and remain profitable, the float grows and continues to be available for investment. Net cash provided from the growth in operations in 2001 was $207.3 million.

In February 1999, we entered into a U.S.$100.0 million unsecured credit facility with a syndicate of two Canadian and two U.S. banks. This facility is for a fixed term of five years, at a fixed rate of LIBOR plus a spread which is commensurate with our credit rating. We drew down the facility in full and entered into an interest rate swap transaction whereby we fixed our rate at 5.91% plus a spread based on our credit rating or the ratio of funded debt to total capitalization, whichever is higher, for the term of the facility. The current interest rate, including the spread, on this facility is 7.41%. Our senior debt is rated "BBB" (Investment Grade) by S&P, a primary rating agency for debt in North America. As of December 31, 2001, we were in compliance with all the covenants of the credit facility and we had $144.5 million (U.S.$90 million) of bank indebtedness outstanding.

Shareholders' Equity

As a result of our profitability and the $206.4 million of additional equity raised in our July and December 2001 common share offerings, our shareholders' equity increased to $536.8 million at December 31, 2001, compared to $272.7 million at December 31, 2000. Book value per share outstanding was $11.03 per share at December 31, 2001, compared to $8.01 per share at December 31, 2000. During the five year period ended December 31, 2001, our book value per share grew at a compounded annual growth rate of 28%.

Under a normal course issuer bid, we repurchased 85,200 shares at an aggregate purchase price of $0.4 million in 2000 at prices ranging from $4.75 to $5.10. We used funds from internally generated sources to fund these purchases.

Investments

The fair value of our investment portfolio, including cash and premium finance receivables, amounted to $1.25 billion as of December 31, 2001. Our portfolio, other than cash and premium finance receivables, was comprised primarily of short term securities including treasury bills, bankers' acceptances, government bonds and corporate bonds (the majority of which are rated "A" or higher). The investment portfolio and financed premiums receivable represented $25.39 for each share outstanding at December 31, 2001, compared with $23.12 for each share at the end of 2000 and a five year compounded annual growth rate of 29%.

Shareholders' Equity Per Share


($)
12
10
8
6
4
2
0
5.95
6.96
7.12
8.01
11.03
28% CAGR
97
98
99
00
01

Investment Portfolio Per Share Outstanding


($)
25
20
15
10
5
0
9.87
17.65
20.38
23.12
25.39
29% CAGR
97
98
99
00
01

Investment Portfolio


1% Accrued Income
8% Cash
1% Preferred Shares
8% Common Shares
25% Government Bonds
8% Premium Finance
15% Money Market
34% Corporate Bonds

Interest Rate and Equity Market Fluctuations

Movements in short-term and long-term interest rates, as well as fluctuations in the value of equity securities, affect the level and timing of recognition of gains and losses on securities we hold, causing changes in realized and unrealized gains and losses. Generally, our investment income will be reduced during sustained periods of lower interest rates as higher yielding fixed income securities are called, mature, or are sold and the proceeds are reinvested at lower rates. During periods of rising interest rates, the market value of our existing fixed-income securities will generally decrease and our realized gains on fixed-income securities will likely be reduced.

Generally, declining interest rates result in unrealized gains in the value of fixed income securities we continue to hold, as well as realized gains to the extent the relevant securities are sold. General economic conditions, stock market conditions and many other factors can also adversely affect the securities markets and, consequently, the value of the equity securities we own.

We currently maintain and intend to maintain an investment portfolio comprising primarily fixed income securities.

Risk Factors

Unpaid claims may be inadequate, which would result in a reduction in our net income.

Our provisions for unpaid claims do not represent an exact calculation of our actual liability, but are estimates involving actuarial and statistical projections at a given point in time of what we expect to be the cost of the ultimate settlement and administration of known and unknown claims. Actual losses from claims may deviate, perhaps substantially, from the provisions for unpaid claims reflected in our financial statements.

We base our provisions for unpaid claims on facts and circumstances then known, estimates of future trends in claims severity and other variable factors such as inflation. Furthermore, factors such as inflation, claims settlement patterns, legislative activity and litigation trends, all of which are difficult to predict, may have a substantial impact on our actual claims experience. As time passes and more information about the claims becomes known, the estimates are appropriately adjusted upward or downward to reflect this additional information. Because of the elements of uncertainty encompassed in this estimation process, and the extended time it can take to settle many of the more substantial claims, several years of experience are usually required before a meaningful comparison can be made between actual losses and the original provisions for unpaid claims. As of December 31, 2001, our provisions for unpaid claims were $590.0 million.

If our provisions for unpaid claims are determined to be inadequate in future periods, we will be required to increase our provisions for unpaid claims to rectify the deficiency with a corresponding reduction in our net income. Moreover, insufficiencies in our provisions for unpaid claims could have a material adverse effect on our results of operations and financial condition.

The highly competitive environment in which we operate, could have an adverse effect on our business, results of operations and financial condition.

The automobile insurance and other property and casualty markets in which we operate are highly competitive. We compete, and will continue to compete, with major North American and other insurers, many of which have greater financial, marketing and management resources than we do. There may also be other companies that may be planning to enter the insurance industry of which we may not be aware. Insurers in our markets generally compete on the basis of price, consumer recognition, coverages offered, claims handling, financial stability, customer service and geographic coverage. Although our pricing is influenced to some degree by that of our competitors, we generally believe that it is not in our best interest to compete solely on price, and may from time to time experience a loss of market share during periods of intense price competition. Our business could be adversely impacted by the loss of business to competitors offering competitive insurance products at lower prices. This competition could affect our ability to attract and retain profitable business.

In our non-standard automobile business, we compete with both large national underwriters and smaller regional companies. Our competitors include other companies that, like us, serve the independent agency market, as well as companies that sell insurance directly to customers. Direct underwriters may have certain competitive advantages over agency underwriters, including increased name recognition, loyalty of the customer base to the insurer rather than to an independent agency and reduced costs to acquire policies. Any new, proposed or potential legislative or industry developments could further increase competition in our markets. New competition from these developments could cause the demand for our products to decrease, which would adversely affect our profitability. In addition, in certain provinces or states, government-operated risk plans may provide non-standard automobile insurance products at a lower price than those available from private insurers.

Additionally, our markets may attract competition from time to time from new or temporary entrants. In some cases, such entrants may, because of inexperience, the desire for new business or for other reasons, price their insurance below the rates that we believe offer an acceptable premium for the related risk. Further, a number of our competitors, including new entrants to our markets, are developing e-business capabilities which may impact the level of business transacted through our more traditional distribution channels or which may affect pricing in the market as a whole.

Operating results may fluctuate as a result of many factors, including cyclical patterns in the property and casualty insurance industry.

The results of companies in the property and casualty insurance industry historically have been subject to significant fluctuations and uncertainties. The industry's profitability can be affected significantly by many factors, including:

- rising costs that are not known by companies at the time they price their products, such as unforeseen case law developments;
- volatile and unpredictable developments, including weather-related and other natural catastrophes;
- changes in insurance and tax laws and regulation, as well as new legislative initiatives; and
- general economic conditions, such as fluctuations in interest rates, inflationary pressures and other changes in the investment environment, which affect returns on invested capital and may impact the ultimate payout of loss amounts.

The financial performance of the property and casualty insurance industry has historically tended to fluctuate in cyclical patterns of "soft" markets characterized generally by increased competition resulting in lower premium rates followed by "hard" markets characterized generally by lessening competition and increasing premium rates. Although an individual insurance company's financial performance depends on its own specific business characteristics, the profitability of most property and casualty insurance companies tends to follow this cyclical market pattern with profitability generally increasing in hard markets and decreasing in soft markets.

The majority of the Company's gross premiums written are derived from the non-standard automobile insurance market, and if the demand for insurance in this market declines, the results of operations could significantly decline.

In 2001, approximately 51% of our gross premiums written were attributable to non-standard automobile insurance. The size of the non-standard automobile insurance market can be affected significantly by many factors outside of our control, such as the underwriting capacity and underwriting criteria of standard automobile insurance carriers. Additionally, an economic downturn in one or more of our principal markets could result in fewer automobile sales and less demand for automobile insurance. To the extent that this sector of the insurance business is affected adversely for any reason, our gross premiums written will be disproportionately affected due to our substantial reliance on this sector.

2001 Gross Premiums by Business Line


2% Commercial-Other Specialty
5% Commercial-Property & Liability
5% Commercial-Automobile
24% Trucking
51% Non-Standard Automobile
1% Personal-Other Specialty
2% Warranty
3% Personal-Property & Liability
3% Standard Automobile
4% Motorcycle

The Company may experience difficulty in executing its growth strategy, which could adversely affect the results of operations and financial condition.

The Company has grown rapidly over the last few years, and plans to expand its specialty focus into selected regional markets in the United States and Canada and to increase the distribution of core products in existing markets. Future growth is contingent on various factors, including:

- increasing the statutory capital of our insurance subsidiaries to support additional underwriting;
- obtaining the required regulatory approvals to offer additional insurance products or expand into additional states and provinces;
- ability to obtain regulatory approval for appropriate premium rates
- establishing relationships with additional independent agents and brokers to expand our distribution network; and
- expanding our financial, operational and management information systems.

There is no assurance that the Company will be successful in expanding its business, that its existing infrastructure will be able to support additional expansion or that any new business will be profitable. If the Company is unable to execute its growth strategy or to manage its growth effectively, the results of operations and financial condition could be adversely affected.

Changes in current insurance regulation may include increased governmental involvement in the insurance industry, initiatives aimed at premium controls, or may otherwise change the business and economic environment in which insurance industry participants operate. Such changes could require us to make unplanned modifications of our products and services, or may result in delays or cancellations of sales of our products and services. We cannot predict the future impact of changing law or regulation on our operations and any changes could have a material adverse effect on our results of operations or financial condition.

Legislation or regulation may be enacted in the future which could have the effect of increasing the taxes payable by certain of our subsidiaries. There can be no assurance concerning the provisions of any such legislation or regulation or whether any legislation or regulation of this type will be enacted.

The Company may not be able to realize our investment objectives, which could reduce our net income significantly.

The Company depends on income from its investment portfolio for a substantial portion of our earnings. A significant decline in investment yields in our investment portfolio or a default by the issuers of securities could have a material adverse effect on the Company, results of operations and financial condition. We currently maintain and intend to continue to maintain an investment portfolio comprising primarily fixed income securities. As of December 31, 2001, the fair value of our investment portfolio included $927.9 million of fixed income securities of which $288.2 million is scheduled to mature within one year. Due to fluctuations in the yields on fixed income securities, we face reinvestment risk as these securities mature because the funds may be reinvested at rates lower than the maturing security.

Our ability to achieve our investment objectives is affected by general economic conditions that are beyond our control. General economic conditions can adversely affect the markets for interest-rate-sensitive securities, including the extent and timing of investor participation in such markets, the level and volatility of interest rates and, consequently, the value of fixed income securities. In addition, changing economic conditions can result in increased defaults by the issuers of securities that we own. Interest rates are highly sensitive to many factors, including monetary policies, domestic and international economic and political conditions and other factors beyond our control.

General economic conditions, stock market conditions and many other factors can also adversely affect the securities markets and, consequently, the value of the securities we own. We may not be able to realize our investment objectives, which could reduce our net income significantly.

We derive the majority of our premiums from a few geographic areas, which may cause our business to be affected by catastrophic losses or business conditions in these areas.

We derive most of our premiums from a relatively small number of jurisdictions, including Ontario, Illinois, Florida, Québec and Texas. Our results of operations may therefore be adversely affected by any catastrophic losses in these areas. Catastrophic losses can be caused by a wide variety of events, including earthquakes, hurricanes, tropical storms, tornadoes, wind, ice storms, hail, fires, riots and explosions, and their incidence and severity are inherently unpredictable. Catastrophic losses are

2001 Gross Premiums by Geographical Area


8% Quebec
7% Alberta
2% Other Canada
15% Illinois
13% Florida
16% Ontario
17% Other U.S.
6% Texas
5% South Carolina
4% Alabama
3% Pennsylvania
4% California

characterized by low frequency but high severity, and could result in adverse effects on our results of operations or financial condition. Our results of operations may also be adversely affected by general economic conditions, competition, regulatory actions or other business conditions that affect losses or business conditions in the areas in which we do business.

We rely on agents and brokers and are exposed to related risks.

Our insurance products are largely marketed through a network of independent agents, MGAs and brokers. As a result, we rely heavily on their ability to attract new business. However, because we do business with a large network of such agents and brokers on a non-exclusive basis, we cannot rely on their commitment to our insurance products. Independent agencies typically represent more than one insurance company, which may expose us to competition within the agency. Moreover, in some markets we operate pursuant to "open market" arrangements in which we have no formal relationships with the brokers who place our risk in these markets.

Generally, independent agents have the ability to bind insurance policies on our behalf. Because our agents are independent, we have only limited ability to exercise control over them. In the event that an independent agent or broker exceeds its authority by binding us on a risk which does not comply with our underwriting guidelines, we may be at risk for that policy until we receive the application and effect a cancellation. Although to date we have not experienced a material loss from improper use of binding authority by our agents or brokers, any improper use of such authority may result in losses that could have a material adverse effect on our business, results of operations and financial condition.

In accordance with industry practice, our customers often pay the premiums for their policies to agents or brokers for payment over to us. These premiums are considered paid when received by the broker or agent and thereafter the customer is no longer liable to us for those amounts, whether or not we have actually received the premiums from the broker or agent. Consequently, we assume a degree of credit risk associated with our reliance on agents and brokers in connection with the settlement of insurance balances.

If reinsurance rates rise significantly or reinsurance becomes unavailable, we may be adversely affected.

We purchase reinsurance in order to reduce our liability on individual risks. Reinsurance does not relieve us of liability to our insureds. A reinsurer's insolvency or inability to make payments under the terms of a reinsurance treaty could have a material adverse effect on our financial condition or results of operations. As of December 31, 2001, we had $131.5 million recoverable from reinsurers and other insurers. The majority of these recoverables are unsecured. The terrorist attacks of September 11, 2001 in the United States, and the resulting losses, may adversely affect the financial resources of some reinsurers and their ability to pay claims.

The amount and cost of reinsurance available to our insurance companies are subject, in large part, to prevailing market conditions beyond our control. Our ability to provide insurance at competitive premium rates and coverage limits on a continuing basis depends in part upon the extent to which we can obtain adequate reinsurance in amounts and at rates that will not adversely affect our competitive position. No assurances can be given as to our ability to maintain our current reinsurance facilities, which generally are subject to annual renewal. If we are unable to renew any of these facilities upon their expiration, we may need to modify our underwriting practices or reduce our underwriting commitments.

If we are unable to maintain our current claims-paying ratings, our ability to write insurance and compete with other insurance companies will be adversely impacted.

Third party rating agencies assess and rate the claims-paying ability of insurers and reinsurers based upon criteria established by the rating agencies. Periodically these rating agencies evaluate us to confirm that we continue to meet the criteria of the ratings previously assigned to us.

Our insurance subsidiaries maintain individual ratings by A.M. Best which represent independent opinions of an insurers financial strength and ability to meet policyholder obligations. Our Canadian subsidiaries, Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company, possess an "A" (Excellent) rating from A.M. Best. Of our U.S. subsidiaries, Lincoln General Insurance Company and Universal Casualty have an "A–" (Excellent) rating, American Service Insurance Company, Inc. has a "B++" (Very Good) rating, Southern United Fire Insurance Company has "B+" (Very Good) rating and U.S. Security Insurance Company has a "B" (Fair) rating. Companies rated from "A++" to "B+" are deemed "secure", and are described by A.M. Best as having a strong or good ability to meet their long-term obligations to members and policyholders. These insurers maintain a level of financial strength that can withstand unfavourable changes in the business, economic or regulatory environment. Companies rated below "B+" are considered "vulnerable", and tend to present progressively higher risks. If we are unable to maintain our current claims-paying ratings, our ability to write insurance and compete with other insurance companies may be adversely affected.

We are a holding company and our operating subsidiaries are subject to dividend restrictions.

We are an insurance holding company with assets consisting primarily of the capital stock of our subsidiaries. Our operations are and will continue to be limited by the earnings of our subsidiaries and the distribution or other payment of such earnings to us in the form of dividends, loans, advances or the reimbursement of expenses. The payment of dividends, the making of loans and advances or the reimbursement of expenses to us by our subsidiaries is contingent upon the earnings of those subsidiaries and is subject to various business considerations. In addition, payments of dividends to us by our subsidiaries are subject to various statutory and regulatory restrictions. The inability of our subsidiaries to pay dividends to us could have a material adverse effect on our business and financial condition.

Our business depends upon key employees, and if we are unable to retain the services of these key employees or to attract and retain additional qualified personnel, our business may suffer.

We are substantially dependent on a number of key employees. Our success has been, and will continue to be, dependent on our ability to retain the services of our existing key employees and to attract and retain additional qualified personnel in the future. The loss of the services of any of our key employees, or the inability to identify, hire and retain other highly qualified personnel in the future, could adversely affect the quality and profitability of our business operations.

Various factors may inhibit potential acquisition bids that could be beneficial to our shareholders.

Regulatory provisions may delay, deter or prevent a takeover attempt that shareholders may consider in their best interest. For example, under the terms of applicable U.S. state statutes, any person or entity desiring to purchase more than a specified percentage (commonly 10%) of our outstanding voting securities is required to obtain regulatory approval prior to its purchase of our shares. These requirements would generally require a potential bidder to obtain the prior approval by the insurance departments of the states in which our U.S. subsidiaries are domiciled and may require pre-acquisition notification in applicable states that have adopted pre-acquisition notification provisions. Obtaining these approvals could result in material delays or deter any such transaction.

Regulatory requirements could make a potential acquisition of our company more difficult and may prevent shareholders from receiving the benefit from any premium over the market price of our common shares offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common shares if they are viewed as discouraging takeover attempts in the future.

In addition, the Shareholder Rights Plan adopted by our board of directors may also have anti-takeover effects. Our Shareholder Rights Plan is designed to protect our shareholders in the event of unsolicited offers to acquire us, and other coercive takeover tactics which, in the opinion of our board of directors, could impair its ability to represent shareholder interests. The provisions of our Shareholder Rights Plan may render an unsolicited takeover more difficult or less likely to occur or might prevent such a takeover, even though such takeover may offer our shareholders the opportunity to sell their shares at a price above the prevailing market price.

Fluctuations in currency exchange rates could negatively affect our results.

We publish our consolidated financial statements in Canadian dollars. The majority of our premiums are currently denominated in U.S. dollars, and we expect that our U.S. business will continue to grow as a proportion of our business. Therefore, fluctuations in the U.S.-Canadian dollar exchange rate will impact our results of operations and financial condition from period to period. Our Canadian insurance operations generally write policies denominated in Canadian dollars and invest in Canadian dollars. Our U.S. operations generally write policies denominated in U.S. dollars and invest in U.S. dollars. Although investing in local currencies limits the effect of currency exchange rate fluctuations on local operating results, fluctuations in such rates could affect our operations or results, and do affect the translation of these results into our consolidated financial statements.


Unearned Premiums
($ millions)
500
400
300
200
100
0
89.9
188.8
193.4
268.2
424.1
97
98
99
00
01

Outlook

In 2001, gross premiums written were $1.07 billion or 66% higher than in 2000. Unearned premiums as at December 31, 2001 increased 58% to $424.1 million over the $268.2 million reported at the end of 2000, reflecting the substantial increase in written premiums in 2001 which will be earned during 2002. We expect to generate the majority of our growth in 2002 in the United States, as we continue to expand our current coverages, with an emphasis on non-standard automobile and trucking insurance in selected regions where we currently have little or no presence. We also plan to introduce new products into our current markets.

Since the beginning of 2001, premium rates for non-standard automobile insurance have generally increased in the United States. In 2002, we expect rate increases and shortages of reinsurance capacity for many of our competitors in the United States to provide us with the opportunity to expand our business while maintaining an underwriting profit. Many of our competitors in the United States are smaller thinly-capitalized regional insurers or MGAs who have relied on reinsurance capacity to support their operations. The rising cost of reinsurance coverage and shortage of reinsurance capacity may cause some competitors to scale back their operations or withdraw from the markets completely.

While it has been difficult to obtain rate increases on private passenger automobile business in certain Canadian provinces, such as Ontario, we expect the poor industry results of 2000 and 2001 to lead to sustained rate increases and legislative changes in 2002. In addition, we expect the number of automobile risks considered non-standard to increase as companies currently in the market act more selectively in the risks they are willing to accept at their current premium rates. We expect these market conditions will allow us to increase rates as well as increase the number of policies we write in the Canadian market.

In 2000 and 2001, insurers either raised their rates substantially or completely exited the trucking markets in the United States and Canada. This has provided us with numerous opportunities to expand by increasing prices and by growing marketshare. In Canada, the exit of certain insurers allowed us to acquire additional books of business and to underwrite these risks at significantly higher rates. In the Canadian motorcycle insurance market, we are expanding our business in Alberta and are seeking to take advantage of opportunities in Ontario. In April 2001, we implemented a substantial increase in our motorcycle rates in Ontario, and have implemented a further increase of 10% for 2002.

We have demonstrated a willingness to reduce or terminate business where there is unacceptable pricing. We may later return to a given insurance line or market based on improved market conditions. Our continued future growth is contingent on various factors, including the amount of competition, availability of adequate capital, our ability to hire and train additional personnel, whether or not we can identify attractive markets, regulatory requirements and rating agency considerations. Although our flexibility allows us to mitigate some of the adverse effects of these factors, we cannot assure you that we will be successful in profitably expanding our business.

Forward Looking Statements

The Annual Report may contain forward-looking statements that involve a number of risks and uncertainties including statements regarding the outlook for the Company's business and results of operations. These statements represent the Company's intentions, plans, expectations, and beliefs, and no assurance can be given that the results described in such statements will be achieved. There are a number of factors that could cause such actual results to differ materially from those indicated. Such factors include, without limitation, the various factors set forth in the Management's Discussion and Analysis of this report under Risk Factors.

The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Management Statement on Responsibility for Financial Information

Management is responsible for presentation and preparation of the annual consolidated financial statements, Management's Discussion and Analysis (MDA) and all other information in this Annual Report. The consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles and also include a reconciliation to generally accepted accounting principles in the United States. Financial information appearing elsewhere in this Annual Report is consistent with the consolidated financial statements.

The consolidated financial statements and information in the MDA necessarily include amounts based on informed judgements and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. In addition, in preparing the financial information management must make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. The MDA also includes information regarding the estimated impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from management's present assessment of this information because future events and circumstances may not occur as expected.

In meeting its responsibility for the reliability of the consolidated financial statements and for the accounting systems from which they are derived, management maintains the necessary system of internal controls. These controls are designed to provide management with reasonable assurance that the financial records are reliable for preparing financial statements and other financial information, assets are safeguarded against unauthorized use or disposition and liabilities are recognized.

The Board of Directors oversees management's responsibilities for financial reporting through an Audit Committee, which is composed entirely of directors who are neither officers nor employees of the Company. The Audit Committee reviews the consolidated financial statements and recommends them to the board for approval. The Audit Committee also reviews and monitors weaknesses in the Company's system of internal controls as reported by management or the external auditors.

Role of the Actuary

With respect to the preparation of these financial statements, management prepares a valuation including the selection of appropriate assumptions of the Company's obligations at the balance sheet date under insurance policies issued by its subsidiaries. With respect to the preparation of these financial statements, KPMG LLP carries out a review of management's valuation of the policy liabilities and provides an opinion to the Board of Directors regarding the appropriateness of the claims liabilities recorded by management to meet all policyholder obligations of the Company at the balance sheet date. The work to form that opinion includes an examination of the sufficiency and reliability of data, the selection of appropriate assumptions and review of the valuation process used by management. The actuary is responsible for ensuring that the assumptions and methods used for the valuation of policy liabilities are in accordance with accepted actuarial practice, applicable legislation, and associated regulations and directives. In performing the review of these liabilities determined by management, which are by their very nature inherently variable, the Actuary makes assumptions as to future loss ratios, trends, reinsurance recoveries, expenses and other contingencies, taking into consideration the circumstances of the Company and the nature of the insurance policies.

The valuation is based on projections of future claims and claim adjustment expenses on claims incurred at the balance sheet date. It is certain that actual future claims and claim adjustment expenses will not develop exactly as projected and may, in fact, vary significantly from the projections. Further, the projections make no provision for new classes or claim categories not sufficiently recognized in the claims database.

Management is responsible for the accuracy and completeness of the underlying data used in the valuation. The actuary's report outlines the scope of the review and the opinion.

Role of the Auditor

The external auditors, KPMG LLP, have been appointed by the shareholders. Their responsibility is to conduct an independent and objective audit of the financial statements in accordance with Canadian generally accepted auditing standards and to report thereon to the shareholders. In carrying out their audit, the auditors make use of the work of the actuary and their report on the claim liabilities of the Company. The shareholders' auditors have full and unrestricted access to the Board of Directors and the Audit Committee to discuss audit, financial reporting and related findings. The auditors' report outlines the scope of their audit and their opinion.

William G. Star	W. Shaun Jackson
President & Chief Executive Officer	Executive Vice President & Chief Financial Officer

February 27, 2002

Auditors' Report to the Shareholders

We have audited the consolidated balance sheets of Kingsway Financial Services Inc. as at December 31, 2001 and December 31, 2000 and the consolidated statements of operations, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and December 31, 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants
Toronto, Canada
February 18, 2002, except as to note 13 which is as of February 27, 2002

Appointed Actuary's Report

KPMG LLP has reviewed management's valuation, including management's selection of appropriate assumptions and methods, of the unpaid claims liabilities of the insurance and reinsurance subsidiaries of Kingsway Financial Services Inc. for its consolidated balance sheets at December 31, 2001 and 2000 and their changes in the statement of operations for the years then ended, in accordance with accepted actuarial practice.

In accepted actuarial practice, the valuation of unpaid claims liabilities reflects the time value of money. Insurance regulations in some jurisdictions require that the valuation of some unpaid claims liabilities not reflect the time value of money. The valuation complies with that directive.

In our opinion, management's valuation of the unpaid claims liabilities is appropriate except as described in the preceding paragraph and the consolidated financial statements fairly present its results.

KPMG LLP

Claudette Cantin, F.C.I.A.
February 18, 2002

Consolidated Balance Sheets

As at December 31 (In thousands of Canadian dollars)	2001	2000
Assets		
Cash	$ 96,200	$ 29,840
Investments (notes 2 and 10(c))	1,126,998	750,670
Accrued investment income	12,173	6,960
Accounts receivable and other assets	176,692	92,343
Due from reinsurers and other insurers (note 4)	131,462	112,510
Deferred policy acquisition costs	95,717	53,467
Income taxes recoverable	1,246	-
Future income taxes (note 5)	23,086	21,149
Capital assets	38,643	28,229
Goodwill	76,527	78,758
	$ 1,778,744	$ 1,173,926
Liabilities and Shareholders' Equity		
Liabilities		
Bank indebtedness (note 9)	$ 144,516	$ 143,129
Accounts payable and accrued liabilities	76,548	42,462
Income taxes payable	-	1,837
Unearned premiums (note 4)	424,120	268,208
Unpaid claims (notes 4 and 6)	589,963	435,322
Other liabilities	6,755	10,255
	1,241,902	901,213
Shareholders' equity		
Share capital (note 3)	356,232	148,481
Currency translation adjustment	15,499	4,052
Retained earnings (note 10(b))	165,111	120,180
	536,842	272,713
Contingent liabilities (note 10) and subsequent event (note 13)		
	$ 1,778,744	$1,173,926

See accompanying notes to consolidated financial statements.

On behalf of the Board:

David H. Atkins
Director

F. Michael Walsh
Director

Consolidated Statements of Operations

Years ended December 31 (In thousands of Canadian dollars, except per share amounts)	2001	2000
Gross premiums written	$ 1,065,262	$ 643,022
Net premiums written	$ 1,014,960	$ 604,693
Revenue:		
Net premiums earned (note 4)	$ 872,830	$ 539,969
Investment income	52,553	44,576
Net realized gains	12,079	10,444
	937,462	594,989
Expenses:		
Claims incurred (notes 4 and 6)	616,079	371,946
Commissions and premium taxes (note 4)	167,176	106,378
General and administrative expenses	81,938	66,925
Interest expense	11,399	11,408
	876,592	556,657
Income before income taxes	60,870	38,332
Income taxes (note 5):		
Current	6,665	5,691
Future	3,418	(298)
	10,083	5,393
Net income before goodwill	50,787	32,939
Amortization of goodwill, net of applicable income tax	5,856	5,469
Net Income	$ 44,931	$ 27,470
Earnings per share before goodwill (note 3):		
Basic	$ 1.37	$ 0.97
Diluted	$ 1.34	$ 0.96
Earnings per share (note 3):		
Basic	$ 1.21	$ 0.81
Diluted	$ 1.19	$ 0.80

Consolidated Statements of Retained Earnings

Years ended December 31 (In thousands of Canadian dollars)	2001	2000
Retained earnings, beginning of year	$ 120,180	$ 92,710
Net Income	44,931	27,470
Retained earnings, end of year	$ 165,111	$ 120,180

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended December 31 (In thousands of Canadian dollars)	2001	2000
Cash provided by (used in):		
Operating activities:		
Net income	$ 44,931	$ 27,470
Items not affecting cash:		
Amortization of goodwill	6,674	6,206
Amortization of capital assets and deferred charges	5,137	4,121
Future income taxes	(873)	(276)
Net realized gains	(12,079)	(10,444)
Amortization of bond premiums and discounts	(4,856)	(2,977)
	38,934	24,100
Change in non-cash balances:		
Deferred policy acquisition costs	(36,370)	(12,084)
Due from reinsurers and other insurers	5,377	33,427
Unearned premiums	131,028	64,024
Unpaid claims	132,279	(18,390)
Net change in other non-cash balances	(63,920)	1,429
	207,328	92,506
Financing activities:		
Increase of share capital, net	207,751	19
Decrease in bank indebtedness	(7,035)	(14,445)
	200,716	(14,426)
Investing activities:		
Purchase of investments	(2,277,643)	(1,249,692)
Proceeds from sale of investments	1,958,678	1,221,913
Financed premiums receivable, net	(7,546)	(24,191)
Purchase of subsidiaries (note 7)	(2,336)	(4,468)
Additions to capital assets	(12,837)	(3,864)
	(341,684)	(60,302)
Increase in cash during the year	66,360	17,778
Cash, beginning of year	29,840	12,062
Cash, end of year	$ 96,200	$ 29,840
Supplementary disclosure of cash information:		
Cash paid for:		
Interest	$ 11,701	$ 11,507
Income taxes	9,909	1,098
Cash dividends and interest received	39,194	34,872

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian Dollars)

1. Summary of significant accounting policies

Kingsway Financial Services Inc. (the "Company") was incorporated under the Business Corporations Act (Ontario) on September 19, 1989. The Company is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance.

(a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries all of which are wholly-owned. Acquisitions are accounted for by the purchase method, whereby the results of acquired companies are included only from the date of acquisition, and divestitures are included up to the date of disposal. Assets and liabilities of the acquired companies are included in the financial statements at their fair values at the date of acquisition.

The following is a list of our material subsidiaries, all of which are 100% owned, directly or indirectly, (except for qualifying shares of York Fire & Casualty Insurance Company and Kingsway General Insurance Company held by directors in order to satisfy applicable statutory requirements), with the jurisdiction of incorporation indicated in brackets: American Service Investment Corporation (Illinois); American Service Insurance Company, Inc. (Illinois); ARK Insurance Agency Inc. (Illinois); Avalon Risk Management, Inc. (Illinois); Hamilton Investments, Inc. (Florida); Appco Finance Corporation (Florida); Hamilton Risk Management Company (Florida); Insurance Management Services Inc. (Florida); U.S. Security Insurance Company (Florida); Jevco Insurance Company (Canada); Kingsway America Inc. (Delaware); Kingsway Finance Nova Scotia, ULC (Nova Scotia); Kingsway General Insurance Company (Ontario); Kingsway Reinsurance (Bermuda) Ltd. (Bermuda); Kingsway Reinsurance Corporation (Barbados); Kingsway U.S. Finance Partnership (Delaware); Kingsway U.S. Tier II Finance Partnership (Delaware); Southern United Holding, Inc. (Alabama); Consolidated Insurance Management Corp. (Alabama); Funding Plus of America (Alabama); Southern United Fire Insurance Company (Alabama); Southern United General Agency of Texas, Inc. (Alabama); UCC Corporation (Illinois); Universal Casualty Company (Illinois); Walshire Assurance Company (Pennsylvania); Lincoln General Insurance Company (Pennsylvania); Yorktowne Premium Finance Company (Pennsylvania); York Fire & Casualty Insurance Company (Ontario).

(b) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from these estimates and changes in estimates are recorded in the accounting period in which they are determined.

(c) Investments

Fixed term investments are carried at amortized cost providing for the amortization of the discount or premium on a straight line basis to maturity. Investments in common and preferred shares are carried at cost. Where a decline in value of an investment is considered to be other than temporary a writedown of the investment to its estimated recoverable amount is recorded.

(d) Investment income

Investment income is recorded as it accrues. Dividend income on common and preferred shares is recorded on the ex-dividend date. Gains and losses on disposal of investments are determined and recorded as at the settlement date, and are calculated on the basis of average cost.

(e) Goodwill and other intangible assets

The excess of the cost of acquired businesses over the net of the amounts assigned to assets and liabilities assumed is recognized as goodwill and amortized on a straight-line basis over their estimated useful lives which range from ten to fifteen years. The Company regularly assesses the carrying value of goodwill based on the underlying undiscounted cash flows and operating results of subsidiaries.

During the year, the Canadian Institute of Chartered Accountants issued new recommendations for goodwill and other intangible assets which will affect all business combinations initiated after July 1, 2001. Under the new recommendations goodwill and intangible assets with indefinite lives arising from the acquisitions will not be amortized. A recognized intangible asset with a useful life will be amortized over its useful life. As of January 1, 2002, all existing goodwill and intangible assets with indefinite lives which are currently included in our Consolidated Balance Sheets will cease to be amortized to income over time, and will be subject to a periodic impairment review to ensure that the fair value remains greater than, or equal to, book value. The Company currently has no intangible assets with indefinite lives. For the years ended December 31, 2001 and 2000 amortization of goodwill was $5,856,000 and $5,469,000 net of applicable income taxes of $818,000 and $738,000, respectively. The adoption of this new standard had no effect on the amounts presented in the financial statements for 2001 or 2000.

(f) Deferred policy acquisition costs

Certain costs, consisting of brokers' commissions and premium taxes, related to the acquisition of premiums written are deferred, to the extent they are considered recoverable, and are expensed as the related premiums are earned. The method followed in determining the deferred policy acquisition costs limits the deferral to its realizable value by giving consideration to estimated future claims and expenses to be incurred as premiums are earned. Changes in estimates, if any, are recorded in the accounting period in which they are determined.

(g) Premium revenue and unearned premiums

The Company earns motorcycle premiums over the period of risk covered by the policy based on the Company's experience. The Company earns premium revenue on all other lines evenly over the period covered by each individual insurance contract. Unearned premiums represent the portion of premiums written related to the unexpired risk portion of the policy at the year end.

The reinsurers' share of unearned premiums is recognized as amounts recoverable using principles consistent with the Company's method for determining the unearned premium liability.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian Dollars)

(h) Unpaid claims

The provision for unpaid claims includes adjustment expenses and represents an estimate for the full amount of all expected costs, including investigation, and the projected final settlements of claims incurred on or before the balance sheet date. The provision does not take into consideration the time value of money or make an explicit provision for adverse deviation.

These estimates of future loss activity are necessarily subject to uncertainty and are selected from a wide range of possible outcomes. All provisions are periodically reviewed and evaluated in the light of emerging claim experience and changing circumstances. The resulting changes in estimates of the ultimate liability are recorded as incurred claims in the accounting period in which they are determined.

(i) Reinsurance

Net premiums earned and claims incurred are recorded net of amounts ceded to, and recoverable from, reinsurers. Estimates of amounts recoverable from reinsurers on unpaid claims are recorded separately from estimated amounts payable to policyholders. Unearned premiums and deferred policy acquisition costs are also reported before reduction for business ceded to reinsurers and the reinsurers' portion is classified with amounts due from reinsurers.

Amounts recoverable from reinsurers are estimated and recognized in a manner consistent with the Company's method for obtaining the related policy liability associated with the reinsured policy.

(j) Translation of foreign currencies

During the year, the Company adopted the new Canadian Institute of Chartered Accountants recommendations for foreign currency translation. The new standard requires that foreign currency denominated long-term monetary items are translated at the year-end exchange rate and are no longer deferred and amortized on a straight-line basis over the remaining term of the related asset. The adoption of this policy has been applied retroactively and had no effect on retained earnings at January 1, 2001 and increased net income for year ended December 31, 2001 by approximately $400,000.

Monetary assets and liabilities in foreign currencies are translated into Canadian dollars at year-end exchange rates and non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction date. Translation gains and losses are included in the current income. Income and expenses are translated at the exchange rates in effect at the date incurred. Realized gains and losses on foreign exchange are recognized in the statement of operations.

The operations of the Company's subsidiaries in the United States and Barbados are self-sustaining. As a result, the assets and liabilities of these subsidiaries are translated at the year-end rates of exchange. Revenues and expenses are translated at the average rate of exchange for each year. The unrealized gains and losses, which result from translation are deferred and included in shareholders' equity under the caption "currency translation adjustment".

(k) Income taxes

The Company follows the asset and liability method of accounting for income taxes, whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.

(l) Stock-based compensation plan

The Company has a stock-based compensation plan, which is described in Note 3(a). No compensation expense is recognized for this plan when stock options are issued to employees and directors. The consideration paid by employees and directors on exercise of stock options is credited to share capital.

2. Investments

The carrying amounts and fair values of investments are summarized below:

December 31, 2001	Carrying amount	Gross Unrealized Gains	Gross Unrealized Losses	Fair value
Term deposits	$ 192,191	$ 1	$ 29	$ 192,163
Bonds:				
Canadian - Government	110,757	2,116	287	112,586
- Corporate	72,631	1,469	2,416	71,684
U.S. - Government	135,251	1,551	346	136,456
- Corporate	136,590	2,915	666	138,839
Other - Government	58,995	431	1	59,425
- Corporate	215,788	1,389	429	216,748
Sub-total	$ 922,203	$ 9,872	$ 4,174	$ 927,901
Preferred shares - Canadian	8,115	13	748	7,380
- U.S.	1,202	71	325	948
Common shares - Canadian	85,383	10,665	4,157	91,891
- U.S.	14,750	1,412	426	15,736
- Other	1,746	-	615	1,131
Financed premiums	93,599	-	-	93,599
	$ 1,126,998	$ 22,033	$ 10,445	$ 1,138,586

The maturity profile of the bonds and the term deposits investments at their carrying amounts and fair values as at December 31, 2001 is as follows:

	Carrying Amount	Fair Value
Due in one year or less	$ 287,625	$ 288,177
Due after one year through five years	436,472	441,350
Due after five years	198,106	198,374
	$ 922,203	$ 927,901

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian Dollars)

December 31, 2000

	Carrying amount	Gross Unrealized Gains	Gross Unrealized Losses	Fair value
Term deposits	$ 114,912	$ 52	$ 103	$ 114,861
Bonds:				
Canadian - Government	93,067	667	810	92,924
- Corporate	46,963	649	1,262	46,350
U.S. - Government	117,172	576	915	116,833
- Corporate	123,326	858	2,592	121,592
Other - Government	9,580	-	59	9,521
- Corporate	66,217	42	318	65,941
Sub-total	$ 571,237	$ 2,844	$ 6,059	$ 568,022
Preferred shares - Canadian	8,959	14	339	8,634
- U.S.	3,819	-	591	3,228
Common shares - Canadian	38,276	5,512	3,206	40,582
- U.S.	43,310	3,959	2,226	45,043
- Other	1,746	-	315	1,431
Financed premiums	83,323	-	-	83,323
	$ 750,670	$ 12,329	$ 12,736	$ 750,263

The maturity profile of the bonds and term deposits investments at their carrying amounts and fair values as at December 31, 2000 is as follows:

	Carrying Amount	Fair Value
Due in one year or less	$ 209,938	$ 209,752
Due after one year through five years	220,741	220,138
Due after five years	140,558	138,132
	$ 571,237	$ 568,022

The carrying amounts are shown by contractual maturity. Actual maturity may differ from contractual maturity because certain borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.

Fair values of term deposits, bonds and common and preferred shares are considered to approximate quoted market values based on the latest bid prices. The fair value of financed premiums, which are realized over the term of the related policies of up to one year, approximates their carrying amount.

Management has reviewed currently available information regarding those investments whose estimated fair value is less than their carrying amount and ascertained that the carrying amounts are expected to be recovered. Debt securities whose carrying amount exceeds market value can be held until maturity when management expects to receive the principal amount.

All of the Company's fixed term investments have fixed interest rates. The coupon rates for the Company's fixed term investments range from 3.75% to 13.25% at December 31, 2001 and from 4.0% to 13.3% at December 31, 2000. As the fair value, carrying amounts and face amounts are not materially different, the effective rates of interest based on fair values would not be materially different from the coupon rates.

The Company limits its investment concentration in any one investee or related group of investees to less than 5% of the Company's investments.

Net investment income for the years ended December 31 is comprised as follows:

	2001	2000
Investment income:		
Interest on short-term investments	$ 6,457	$ 6,433
Interest on bonds	29,654	26,029
Dividends	2,652	1,939
Premium finance	9,861	7,467
Other	5,550	4,309
Gross investment income	$ 54,174	$ 46,177
Investment expenses	1,621	1,601
Net investment income	$ 52,553	$ 44,576

As at December 31, 2001, bonds and term deposits with an estimated fair value of $22,847,000 (2000 - $20,911,000) were on deposit with regulatory authorities.

3. Share capital

Authorized:

Unlimited number of common shares

Share transactions consist of the following:

	Shares Issued	Stock Options	Weighted-Average Exercise Price	Amount
Balance as at December 31, 1999	34,010,068	834,567	$ 10.42	$ 148,462
Normal course issuer bid	(85,200)			(428)
Stock options:				
Granted in year		701,000	4.30	
Exercised in year	131,729	(131,729)	3.40	447
Forfeited in year		(32,500)	8.97	
Balance as at December 31, 2000	34,056,597	1,371,338	$ 8.00	$ 148,481
Issued July 12, 2001	5,750,000			68,315
Issued December 19, 2001	8,625,000		-	138,073
Stock options:			-	
Granted in year		367,500	$ 7.80	
Exercised in year	225,609	(225,609)	6.04	1,363
Forfeited in year		(59,668)	6.96	
Balance as at December 31, 2001	48,657,206	1,453,561	$ 8.30	$ 356,232

Share issue expenses of $7,948,000, net of applicable income taxes of $4,049,000, were deducted from the amount of share capital issued on July 12, 2001 and December 19, 2001.

(a) The Company has established a stock option incentive plan for directors, officers and key employees of the Company and its subsidiaries. The maximum number of common shares that may be issued under the plan is 3,400,000 common shares. The maximum number of common shares available for issuance to any one person under the stock option plan is 5% of the common shares outstanding at the time of the grant. The exercise price is based on the market value of the shares at the time the option is granted. In general, the options vest evenly over a three-year period and are exercisable for periods not exceeding 10 years.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian Dollars)

At December 31, 2001, options to purchase 1,453,561 common shares (2000 - 1,371,338 common shares) were outstanding. The exercise price of the options ranges from $4.30 to $18.775 per share (2000 - $4.00 to $18.775 per share) and the options expire in the period from February 20, 2002 to February 22, 2011 (2000 - July 18, 2001 to February 24, 2010). During the year ended December 31, 2001, options to acquire 225,609 shares (2000 - 131,729 shares) were exercised at prices from $4.00 to $14.50 per share (2000 - $2.50 to $4.00 per share). At December 31, 2001 and December 31, 2000 the number of options exercisable is 578,218 and 378,337 with a weighted average price of $10.87 and $11.25, respectively.

(b) The Company has an employee share purchase plan where qualifying employees can choose each year to have up to 5% of their annual base earnings withheld to purchase the Company's common shares. The Company matches one half of the employee contribution amount, and its contributions vest immediately. All contributions are used by the plan administrator to purchase common shares in the open market. The Company's contribution is expensed as paid and totalled $252,000 in 2001 (2000 - $226,000).

(c) The weighted average number of shares outstanding for 2001 and 2000 were 37,202,057 and 33,984,845, respectively. On a diluted basis, the weighted average number of shares outstanding for 2001 and 2000 were 37,856,100 and 34,341,235, respectively.

4. Underwriting policy and reinsurance ceded

In the normal course of business, the Company seeks to reduce the loss that may arise from catastrophe or other events that cause unfavourable underwriting results by reinsuring certain levels of risk, in various areas of exposure, with other insurers.

Failure of reinsurers to honour their obligations could result in losses to the Company, consequently, the Company continually evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize its exposure to significant losses from reinsurer insolvency.

The Company follows the policy of underwriting and reinsuring contracts of insurance, which limits the net exposure of the Company to a maximum amount on any one loss of $500,000 (2000 - $500,000) and $1,000,000 (2000 - $1,000,000) in the event of property or liability claims, respectively. In addition, the Company has obtained catastrophe reinsurance which provides coverage in the event of a series of claims arising out of a single occurrence, which limits this exposure in Canada to $1,500,000 (2000 - $1,500,000) per occurrence to a maximum coverage of $25,000,000 (2000 - $25,000,000). In the United States the Company's catastrophe reinsurance limits this exposure to U.S.$1,310,000 (2000 - U.S.$1,000,000) per occurrence to a maximum coverage of U.S.$15,000,000 (2000 - U.S.$7,500,000), except for homeowners risk in Florida where the maximum coverage is U.S.$40,000,000.

The amounts deducted for reinsurance ceded from net premiums earned, claims incurred and commissions and premium taxes for the years December 31, 2001 and 2000 were as follows:

	2001	2000
Net premiums earned	$ 51,099	$ 37,787
Claims incurred	35,705	17,312
Commissions and premium taxes	12,745	7,656

5. Income taxes:

(a) The Company's provision for income taxes, compared to statutory rates is summarized as follows:

	2001	2000
Provision for taxes at statutory marginal income tax rate	$ 8,957	$ 4,944
Non-taxable investment income	(282)	(302)
Income earned outside Canada	(455)	(502)
Utilization of prior years' losses and other	1,863	1,253
Provision for income taxes	$ 10,083	$ 5,393

b) The components of future income tax balances are as follows:

	2001	2000
Future income tax assets:		
Losses carried forward	$ 7,360	$ 9,326
Unpaid claims and unearned premiums	17,306	14,052
Investments	1,095	656
Other	8,258	4,086
Future income tax assets	34,019	28,120
Future income tax liabilities:		
Deferred policy acquisition costs	(8,593)	(5,544)
Unpaid claims and unearned premiums	(697)	(511)
Investments	(964)	(1,081)
Other	(679)	165
Future income tax liabilities	(10,933)	(6,971)
Net future income tax assets	$ 23,086	$ 21,149

6. Unpaid claims

(a) Nature of unpaid claims

The establishment of the provision for unpaid claims is based on known facts and interpretation of circumstances and is therefore a complex and dynamic process influenced by a large variety of factors. These factors include the Company's experience with similar cases and historical trends involving claim payment patterns, loss payments, pending levels of unpaid claims, product mix or concentration, claims severity and claim frequency patterns.

Other factors include the continually evolving and changing regulatory and legal environment, actuarial studies, professional experience and expertise of the Company's claim departments' personnel and independent adjusters retained to handle individual claims, the quality of the data used for projection purposes, existing claims management practices including claims handling and settlement practices, the effect of inflationary trends on future claims settlement costs, court decisions, economic conditions and public attitudes. In addition, time can be a critical part of the provision determination, since the longer the span between the incidence of a loss and the payment or settlement of the claims, the more variable the ultimate settlement amount can be. Accordingly, short-tail claims such as property claims, tend to be more reasonably predictable than long-tailed claims, such as general liability and automobile accident benefit claims.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian Dollars)

Consequently, the process of establishing the provision for unpaid claims relies on the judgement and opinions of a large number of individuals, on historical precedent and trends, on prevailing legal, economic, social and regulatory trends and on expectations as to future developments. The process of determining the provision necessarily involves risks that the actual results will deviate, perhaps substantially, from the best estimates made.

(b) Provision for unpaid claims

The Company completes an annual evaluation of the adequacy of unpaid claims at the end of each financial year. This evaluation includes a re-estimation of the liability for unpaid claims relating to each preceding financial year compared to the liability that was originally established. The results of this comparison and the changes in the provision for unpaid claims for the years ended December 31, 2001 and 2000 were as follows:

	2001	2000
Unpaid claims –beginning of year – net	$ 342,776	$ 324,872
Provision for claims occurring:		
In the current year	588,942	373,431
In prior years	33,874	(3,386)
Claims paid during the year relating to:		
The current year	(303,783)	(207,968)
The prior years	(189,801)	(149,708)
Currency translation adjustment	15,221	5,535
Unpaid claims – end of year – net	487,229	342,776
Reinsurers' and other insurers share of unpaid claims	102,734	92,546
Unpaid claims – end of year	$ 589,963	$ 435,322

The provision for unpaid claims and adjustment expenses does not take into account the time value of money. The Company believes that its overall practices have been consistently applied over many years, and that its provisions for unpaid claims have resulted in reasonable approximations of the ultimate costs of claims incurred.

(c) The fair value of unpaid claims and adjustment expenses, gross and recoverable from reinsurers, has been omitted because it is not practicable to determine fair value with sufficient reliability.

7. Acquisitions

In 1999 the Company acquired all of the outstanding shares of Hamilton Investments, Inc. ("Hamilton"). All consideration will be paid in cash, part of which was paid at closing, with the remainder to be paid based on the earnings of Hamilton for the fiscal years 1999 to 2003. The present value of the guaranteed future payments was accrued at the date of acquisition. The additional consideration payable for the years ended December 31, 2001 and 2000 was $2,336,000 and $2,197,000 respectively. At December 31, 2001 contingent consideration based on earnings is not expected to be payable.

At December 31, 2000 $2,271,000 in additional contingent consideration was payable relating to the acquisition of Universal Casualty Company. This amount was paid in 2001.

8. Segmented information

The Company provides property and casualty insurance and other insurance related services in three reportable segments, Canada, the United States and corporate and other insurance related services. The Company's Canadian and United States segments include transactions with the Company's reinsurance subsidiaries. At the present time, other insurance related services are not significant. Results for the Company's operating segments are based on the Company's internal financial reporting systems and are consistent with those followed in the preparation of the consolidated financial statements.

The segmented information for December 31, 2001 is summarized below:

	Canada	United States	Corporate and Other	Total
Gross premiums written	$ 356,049	$ 709,213	$ -	$1,065,262
Net premiums earned	321,926	550,904	-	872,830
Investment income	25,035	27,289	229	52,553
Net realized gains	7,579	4,426	74	12,079
Interest expense	-	10,262	1,137	11,399
Net income tax expense	2,941	5,912	412	9,265
Goodwill amortization	701	5,923	50	6,674
Net income	14,925	27,080	2,926	44,931
Total assets	633,545	1,075,538	69,661	1,778,744

The segmented information for December 31, 2000 is summarized below:

	Canada	United States	Corporate and Other	Total
Gross premiums written	$ 289,416	$ 353,606	$ -	$ 643,022
Net premiums earned	251,898	288,071	-	539,969
Investment income	21,835	22,327	414	44,576
Net realized gains	5,885	4,559	-	10,444
Interest expense	-	10,283	1,125	11,408
Net income tax expense	4,079	952	(376)	4,655
Goodwill amortization	705	5,501	-	6,206
Net income	18,488	7,619	1,363	27,470
Total assets	498,595	649,668	25,663	1,173,926
Additions to goodwill	-	2,271	-	2,271

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian Dollars)

The Company's gross premiums written are derived from the following business lines and geographical areas:

	2001	2000
Business Line		
Personal Lines:		
Non-Standard Auto	51%	56%
Standard Auto	3%	6%
Motorcycle	4%	6%
Property (including Liability)	3%	3%
Warranty	2%	3%
Other Specialty Lines	1%	2%
Total Personal Lines	64%	76%
Commercial Lines:		
Trucking	24%	13%
Commercial Auto	5%	3%
Property (including Liability)	5%	6%
Other Specialty Lines	2%	2%
Total Commercial Lines	36%	24%
Total Gross Premiums Written	100%	100%
Geographical Area		
United States:		
Illinois	15%	20%
Florida	13%	9%
Texas	6%	6%
South Carolina	5%	2%
Alabama	4%	4%
Pennsylvania	3%	4%
California	4%	0%
Other	17%	10%
Total United States	67%	55%
Canada:		
Ontario	16%	24%
Quebec	8%	9%
Alberta	7%	9%
Other	2%	3%
Total Canada	33%	45%
Total Gross Premiums Written	100%	100%

9. Bank indebtedness

On February 23, 1999, the Company entered into a U.S.$100 million unsecured credit facility with a syndicate of banks. Under this facility the Company has the option to borrow at a floating rate equivalent to the banks prime rate or for a fixed term at a fixed rate of LIBOR plus a spread based on the Company's credit rating or upon the ratio of funded debt to total capitalization, whichever is higher. The facility is for a fixed term of five years and one day and was fully drawn on March 5, 1999 for general corporate purposes. During 2001 the Company repaid U.S.$5 million (2000 - U.S.$5 million), and has the obligation to make principal repayments of U.S.$5 million in each of the years 2002 and 2003, prior to the maturity of the facility.

In March, 1999 the Company entered into interest rate swap contracts whereby the Company fixed its rate on this U.S.$100 million debt at 5.91% plus a spread based on the Company's credit rating or upon the ratio of funded debt to total capitalization, whichever is higher, for the period of the facility. The fair values of the liabilities under the swap contracts at December 31, 2001 and 2000 were $7,479,000 and $169,000, respectively.

10. Contingent liabilities

(a) Legal Proceedings

In connection with its operations, the Company and its subsidiaries are, from time to time, named as defendants in actions for damages and costs allegedly sustained by the plaintiffs. While it is not possible to estimate the outcome of the various proceedings at this time, such actions have generally been resolved with minimal damages or expense in excess of amounts provided and the Company does not believe that it will incur any significant additional loss or expense in connection with such actions.

(b) Statutory Requirements

The Company's insurance subsidiaries are subject to certain requirements and restrictions under their respective statutory insurance legislations including minimum asset requirements and dividend restrictions. Minimum asset and capital requirements have been met or exceeded in all jurisdictions in which the Company's subsidiaries operate.

(c) Letters of Credit

As at December 31, 2001, certain of the Company's investments have been pledged as collateral for irrevocable letters of credit totalling U.S.$76.2 million (2000 - nil). These letters of credit have been issued to third parties as collateral for the Company's obligations under its policies of insurance.

11. Fair value disclosure

The fair value of financial assets and liabilities, other than investments (note 2), unpaid claims (note 6) and interest rate swaps (note 9) approximate their carrying amounts.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian Dollars)

12. Reconciliation of Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. The significant differences between Canadian GAAP and U.S. GAAP, which affect the Company's consolidated financial statements, are described below:

The following table reconciles the consolidated net income as reported under Canadian GAAP with net income and other comprehensive income in accordance with U.S. GAAP:

	2001	2000
Net income based on Canadian GAAP	$ 44,931	$ 27,470
Impact on net income of U.S. GAAP adjustments, net of tax:		
Deferred start-up costs (note 12(a))	1,037	911
Goodwill amortization (note 12(b))	116	110
Equity accounting (note 12(c))	281	(883)
Net income based on U.S. GAAP	$ 46,365	$ 27,608
Other comprehensive income adjustments:		
Change in unrealized gain on investments classified as available for sale (note (12e))	11,996	24,098
Change in fair value of interest rate swaps	(7,479)	-
Less: related future income taxes	(2,512)	(6,036)
Other comprehensive income adjustments	2,005	18,062
Currency translation adjustments in the period	11,447	3,182
Other comprehensive income	13,452	21,244
Total comprehensive income	$ 59,817	$ 48,852
Basic earnings per share based on U.S. GAAP net income	$ 1.25	$ 0.81
Diluted earnings per share based on U.S. GAAP net income	$ 1.22	$ 0.80

The following table reconciles shareholders' equity as reported under Canadian GAAP with shareholders' equity in accordance with U.S. GAAP:

	2001	2000
Shareholders' equity based on Canadian GAAP	$ 536,842	$ 272,713
Other comprehensive income (loss)	1,686	(319)
Cumulative net income impact:		
Deferred start-up costs (note 12(a))	(3,033)	(4,070)
Goodwill amortization (note 12(b))	(1,213)	(1,329)
Equity accounting (note 12(c))	(602)	(883)
Shareholders' equity based on U.S. GAAP	$ 533,680	$ 266,112

Statement of Financial Accounting Standards (FAS) No. 130 "Reporting Comprehensive Income" requires the Company to disclose items of other comprehensive income in a financial statement and to disclose accumulated balances of other comprehensive income or loss in the equity section of the Company's balance sheet. The Company's other comprehensive income (loss) comprises unrealized gains on investments classified as available for sale and the fair value of the interest rate swap. The total cumulative other comprehensive income amounts to $17,185,000 and $3,733,000 in the years ended December 31, 2001 and 2000, respectively.

(a) Deferred start-up costs

Under Canadian GAAP, start-up costs of Avalon Risk Management, Inc. are deferred and amortized over a five year period commencing from the date the start-up period ended. Under U.S. GAAP, such costs are expensed in the periods in which the expenditures are incurred.

(b) Goodwill amortization

Under Canadian GAAP, guarantee fund assessment liabilities were estimated and accrued at the date of acquisition, which resulted in an increase in the amount of goodwill recorded. Under U.S. GAAP, such costs are expensed in the periods in which the liabilities are established.

(c) Equity accounting

Under Canadian GAAP, the Company's 25% equity investment in an investee is carried at cost as the Company does not have significant influence over the investee. Under U.S. GAAP we are deemed to have significant influence because the Company's equity investment exceeds 20%, and the equity method of accounting is used. This method recognizes the Company's share of net income or loss of the investee. Also, under U.S. GAAP goodwill is recognized, which is being amortized over a period of 10 years.

(d) Reclassification

Under Canadian GAAP, the amortization of goodwill is shown as the final item in the Statement of Operations, net of applicable taxes, whereas under U.S. GAAP this presentation is not permitted and the applicable taxes would be included in the income tax expense on the statement of operations. As a result, under U.S. GAAP, the applicable taxes of $818,000 and $737,000 for the years ended December 31, 2001 and 2000, respectively, would be reclassified to increase the goodwill amortization and decrease the income tax expense. Goodwill amortization would be classified with expenses under U.S. GAAP.

(e) Portfolio investments

Under Canadian GAAP, portfolio investments are carried at cost or amortized cost, and where a decline in value of an investment is considered to be other than temporary, a write-down of the investment to its estimated recoverable amount is recorded. Under U.S. GAAP, such investments would be classified as available for sale and are marked to market after write-downs for other than temporary declines in values, and the unrealized gain or loss, net of any future income taxes, is recorded as other comprehensive income, a component of shareholders' equity.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of Canadian Dollars)

(f) Accounting for Derivative Instruments and Hedging Activities:
In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"), as amended by Statements No. 137 and 138, is effective for fiscal years beginning after June 15, 2000 and establishes accounting and reporting standards for derivative instruments and for hedging activities. Under FAS 133, all derivative instruments, including certain derivative instruments embedded in other contracts, are recognized as either assets or liabilities in the balance sheet at their fair values, and changes in such fair values must be recognized immediately in earnings unless specific hedging criteria are met. The Company adopted this statement effective January 1, 2001 for purposes of its U.S. GAAP reconciliation. The Company has purchased interest rate swap contracts that are designated as cash flow hedges against the amounts borrowed under the unsecured credit facility. The terms of the swaps match those of the unsecured credit facility, and were entered into to minimize the Company's exposure to fluctuations in interest rates. The change in the fair value of interest rate swap contracts is reflected in other comprehensive income.

(g) Stock-based compensation plan:
Under Canadian GAAP, the Company uses the intrinsic-value method of accounting for stock-based compensation awards granted to employees and, accordingly does not recognize compensation expense for stock option awards to employees.

Under U.S. GAAP, as allowed by FAS 123, the Company intends to continue to use Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" in accounting for the plan, pursuant to which there is no significant difference with Canadian GAAP for the granting of options under the plan. FAS 123 does however, require certain pro forma and other information to be disclosed as if the Company had measured the compensation element of stock options granted based on the fair value on the date of grant as follows:

	2001	2000
Net income under U.S. GAAP	$ 46,365	$ 27,608
Adjustment for FAS 123	(1,057)	(650)
Pro forma net income under U.S. GAAP	$ 45,308	$ 26,958
Pro forma fully diluted earnings per share Under U.S. GAAP	$ 1.20	$ 0.79

The effects of the pro-forma disclosures are not likely to be representative of the effects on for future years, because options vest over several years and additional awards may be made in future years.

The fair value of the options granted was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

	2001	2000
Risk-free interest rate	5.65%	5.31%
Dividend yield	0.0%	0.0%
Volatility of the expected market price of the Company's Common shares	62.2%	47.0%
Expected option life (in years)	4.0	4.0

The Black-Scholes option valuation model was developed for use in estimating fair value of traded options which have no vesting restrictions and are fully transferable.

Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the above pro forma adjustments for FAS 123 are not necessarily a reliable single measure of the fair value of the Company's employee stock options.

13. Subsequent event

On February 27, 2002 the Company announced that it had commenced a tender offer to acquire all of the outstanding shares of American Country Holdings Inc. ("American Country"). The tender offer expires on April 1, 2002 and is subject to certain conditions which may be waived by the Company. American Country is a holding company that owns of all the shares of American Country Insurance Company, an insurer of taxi cabs based in Chicago which wrote U.S.$85,492,000 of premiums during 2000. Based on the unaudited financial statements of American Country as at September 30, 2001, shareholders equity was U.S.$31,756,000 and total assets were U.S.$212,650,000. Based on the terms of the tender offer total consideration is expected to be approximately U.S.$24,000,000.

Supplemental Financial Information

Eight Year Financial Highlights

(In thousands, except per share amounts)	2001	2000	1999	1998	1997	1996	1995	1994
Gross premiums written	$ 1,065,262	$ 643,022	$ 508,595	$ 409,200	$ 210,795	$ 140,610	$ 60,049	$ 55,619
Net premiums earned	872,830	539,969	445,557	314,651	174,462	107,679	46,063	42,414
Underwriting profit (loss)	7,637	(5,280)	(11,458)	19,075	7,319	4,707	1,560	2,591
Investment income	52,553	44,576	37,798	30,959	15,660	8,271	4,658	3,317
Net realized gains	12,079	10,444	950	6,640	6,176	2,778	255	19
Net income	44,931	27,470	13,598	31,011	22,151	11,162	3,767	3,295
Shareholders' equity	536,842	272,713	242,042	250,065	213,248	86,634	36,677	16,657
Total assets	1,778,744	1,173,926	1,071,710	1,012,776	511,229	248,233	95,601	64,605
Retained earnings	165,111	120,180	92,710	79,112	48,101	25,950	14,788	11,021
Claims ratio (%)								
Company	70.6%	68.9%	68.4%	61.6%	65.3%	64.9%	66.5%	64.0%
Industry - Canada	78.9%	74.8%	73.4%	73.7%	70.8%	72.1%	72.8%	75.0%
Expense ratio (%)								
Company	28.5%	32.1%	34.2%	32.3%	30.5%	30.7%	30.1%	29.9%
Industry - Canada	31.4%	33.0%	33.2%	33.8%	32.4%	31.9%	32.0%	32.0%
Combined ratio (%)								
Company	99.1%	101.0%	102.6%	93.9%	95.8%	95.6%	96.6%	93.9%
Industry - Canada	110.3%	107.8%	106.6%	107.5%	103.2%	104.0%	104.8%	107.0%
Return on equity (%)								
Company	13.3%	10.7%	5.5%	13.4%	16.5%	21.4%	19.8%	21.9%
Industry - Canada	3.1%	7.4%	6.4%	7.3%	13.1%	13.2%	11.6%	6.7%
Investment yield (%)								
Total return yield**	7.6%	10.8%	2.5%	7.5%	6.7%	10.4%	9.3%	7.5%
Total realized return	6.4%	7.5%	5.6%	8.0%	8.2%	8.3%	8.1%	8.5%
Shareholders' equity per share								
At year end	$ 11.03	$ 8.01	$ 7.12	$ 6.96	$ 5.95	$ 3.26	$ 1.90	$ 1.39
Annual increase	37.7%	12.5%	2.3%	17.0%	82.5%	71.6%	36.7%	25.2%
Earnings per share								
Basic	$ 1.21	$ 0.81	$ 0.38	$ 0.86	$ 0.74	$ 0.52	$ 0.31	$ 0.27
Diluted	$ 1.19	$ 0.80	$ 0.38	$ 0.86	$ 0.73	$ 0.49	$ 0.30	$ 0.27
Weighted average number of shares outstanding								
Basic*	37,202	33,985	35,595	35,904	29,956	21,448	12,260	12,000
Diluted*	37,856	34,341	35,716	36,443	30,496	22,400	12,260	12,000

All financial information relating to the insurance industry for the years 1994 to 2000 was obtained from IAO Actuarial Consulting Services Inc., The Quarterly Report, 3rd Quarter, 2001.

Information for the 2001 year was obtained from the preliminary estimates published by the Insurance Bureau of Canada, Perspective, March, 2002.

*In thousands, after giving retroactive effect to the 3 for 1 share subdivision on November 10, 1995 and the two for one share subdivisions on October 10, 1996 and May 8, 1998.

**Total return yield includes the change in unrealized gains/(losses) on the investment portfolio.

Supplemental Financial Information

Quarterly Results

(In thousands of dollars, except per share amounts)

	2000				2001			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Gross premiums written	$ 134,002	$ 172,108	$ 163,237	$ 173,675	$ 216,035	$ 260,127	$ 297,522	$ 291,578
Net premiums earned	108,382	133,436	148,795	149,356	162,206	194,867	237,334	278,423
Net income	3,196	7,183	9,722	7,369	9,162	11,430	14,338	10,001
Earnings per share								
Basic	$ 0.09	$ 0.21	$ 0.29	$ 0.22	$ 0.27	$ 0.33	$ 0.37	$ 0.24
Fully diluted	0.09	0.21	0.28	0.22	0.27	0.33	0.36	0.23
Market price per share								
High	$ 8.00	$ 6.00	$ 6.20	$ 8.25	$ 10.65	$ 14.75	$ 16.00	$ 20.31
Low	3.00	3.91	5.00	4.00	7.50	10.60	12.00	14.05
Close	4.20	5.10	5.70	7.90	10.65	13.20	15.52	20.00

Relative Market Performance

for the Period December 29, 1995 to December 31, 2001


800
700
600
500
400
300
200
100
0
Dec 95
April 96
Sep 96
Jan 97
May 97
Sept 97
Jan 98
May 98
Oct 98
Feb 99
June 99
Oct 99
Feb 00
June 00
Oct 00
Mar 01
July 01
Nov 01
Dec 31
Kingsway Financial
TSE Financial Services Index
TSE 300 Index

Canadian & Reinsurance Operations Corporate Directory

Company	Directors		Officers	
Kingsway General Insurance Company	David H. Atkins	Director	William G. Star	President & C.E.O.
5310 Explorer Drive, Suite 200	John L. Beamish	Director	G. Steven Smith	Executive Vice President & C.O.O
Mississauga, Ontario Canada L4W 5H8	Paul Iacono	Director	Claude Smith	Vice President & C.F.O.
	William G. Star	Director	W. Shaun Jackson	Vice President
Tel. (905) 629-7888	James R. Zuhlke	Director	Richard F. Davis	Assistant Vice President
Fax (905) 629-5008			Ralph Golberg	Assistant Vice President
			Robert Wong	Secretary/Treasurer
			Eileen Lascelles	Assistant Secretary
York Fire & Casualty Insurance Company	John L. Beamish	Director	William G. Star	President & C.E.O.
5310 Explorer Drive, Suite 201	Bernard Gluckstein	Director	Eileen Lascelles	Executive Vice President & G.M.
Mississauga, Ontario Canada L4W 5H9	Paul Iacono	Director	W. Shaun Jackson	Vice President & C.F.O.
	W. Shaun Jackson	Director	Lorraine Skrzydlo	Assistant Vice President & Secretary/Treasurer
Tel. (905) 629-8444	William G. Star	Director		
Fax (905) 629-5008			Tom Walton	Assistant Vice President Marketing
Jevco Insurance Company	David H. Atkins	Director	William G. Star	President & C.E.O.
2021 Union Avenue, Suite 1150	Thomas A. Di Giacomo	Director	W. Shaun Jackson	Executive Vice President & C.F.O.
Montreal, Quebec Canada H3A 2S9	W. Shaun Jackson	Director	Jacques Muir	Vice President & General Manager
	Jean Lariviere	Director	Jean-Guy Leclerc	Secretary/Treasurer
Tel. (514) 284-9350	Jacques Muir	Director		
Fax (514) 289-9257	J. Brian Reeve	Director		
	William G. Star	Director		
Kingsway Reinsurance Corporation	Nicholas Crichlow	Director	Kirk Cyrus	President
Whitepark House, P.O.Box 1274	Kirk Cyrus	Director	Corporate Managers (Barbados) Ltd.	Secretary
Bridgetown, Barbados West Indies	W. Shaun Jackson	Director		
	David King	Director		
Tel. (246) 436-9929	William G. Star	Director		
Fax (246) 436-9932				
Kingsway Reinsurance (Bermuda) Ltd.	Charles Collis	Director	Andre J. Dill	Secretary
Victoria Hall, 11 Victoria Street	W. Shaun Jackson	Director	Catharine Lymbery	Assistant Secretary
P.O. HM 1826 Hamilton,	Robert Johnson	Director		
HM HX, Bermuda	Frederick Lemoine	Director		
	William G. Star	Director		
Tel. (441) 298-6640	Lisa Marshall	Alt. Director		
Fax (441) 292-1563	Clayton Price	Alt. Director		

U.S. Operations Corporate Directory

Company	Director		Officer	Title
Kingsway America Inc.	W. Shaun Jackson	Director	James R. Zuhlke	President & C.E.O.
1515 Woodfield Road, Suite 820	William G. Star	Director	Brian Williamson	Chief Financial Officer
Schaumburg, Illinois USA 60173			W. Shaun Jackson	Vice President & Secretary
	James R. Zuhlke	Director	G. Steven Smith	Vice President
Tel. (847) 619-7610			Peggy Klein	Sr. Vice President & C.I.O.
Fax (847) 619-5275			Shelly Gobin	Assistant Secretary
			Susan King	Assistant Secretary
Universal Casualty Company	W. Shaun Jackson	Director	Marshall Romanz	President & C.E.O.
7280 North Caldwell	Marc Romanz	Director	Marc Romanz	Chief Operating Officer &
Niles, Illinois USA 60714	Secretary			
	Marshall Romanz	Director	Brian Germain	Vice President, Claims
Tel. (847) 647-5430	William G. Star	Director	Kent Lang	Vice President, Underwriting
Fax (847) 647-2571	James R. Zuhlke	Director	Charles LaMantia	Treasurer
Southern United Fire Insurance Company	W. Shaun Jackson	Director	Craig A. Lochner	President
One Southern Way	Charles D. Jordan	Director	Al Trovinger	Sr. Vice President
Mobile, Alabama USA 36619	Craig A. Lochner	Director	Suzanne Trovinger	Vice President, Pricing
				& Product Development
Tel. (251) 661-8008	William G. Star	Director	Rob Heffner	Vice President, Claims
Fax (251) 662-6562	James R. Zuhlke	Director	A.J. Bowab	Treasurer
			James R. Zuhlke	Assistant Secretary
American Service Insurance Company, Inc.	John T. Clark	Director	John T. Clark	President & C.E.O.
9801 West Higgins Road, 8th Floor	W. Shaun Jackson	Director	Jim Durkin	Vice President, Claims
Rosemont, Illinois USA 60018	William G. Star	Director	Tom Ossmann	Vice President, Underwriting
	B. Howard Zirn	Director		& Secretary
Tel. (847) 318-5800	James R. Zuhlke	Director	Carol Wiegel	Assistant Treasurer
Fax (847) 318-0200				
Lincoln General Insurance Company	Tim Kirk	Director	William G. Star	President & C.E.O
3350 Whiteford Road, P.O. Box 3849	W. Shaun Jackson	Director	Gary J. Orndorff	Executive Vice President & G.M.,
York, Pennsylvania USA 17402-0138	Arthur Miller	Director		Treasurer & Secretary
	Gary J. Orndorff	Director	Tim Kirk	Vice President, Claims
Tel. (717) 757-0000	J. Brian Reeve	Director	Mike Andrzejewski	Chief Financial Officer
Fax (717) 751-0165	William G. Star	Director	Roger Beck	Vice President
	James R. Zuhlke	Director	Kathy Phillips	Vice President
			Richard Murray	Vice President
Hamilton Risk Management Company	Roberto Espin, Jr.	Director	Roberto Espin, Jr.	President
U.S. Security Insurance Company	W. Shaun Jackson	Director	Kevin Walton	Executive Vice President & G.M.
Appco Finance Corporation	William G. Star	Director	Lucia Mohamad	Vice President, HR
3915 Biscayne Boulevard, 4th Floor	Kevin Walton	Director	Alberto Naon	Vice President, Ins. Operations
Miami, Florida USA 35137	James R. Zuhlke	Director	Rachael Aldulaimi	Secretary/Treasurer
Tel. (305) 572-2900				
Fax (305) 576-4595				
Avalon Risk Management, Inc.	Gary C. Bhojwani	Director	Gary C. Bhojwani	President
3315 East Algonquin Road, Suite 340	W. Shaun Jackson	Director	W. Shaun Jackson	Treasurer
Rolling Meadows, Illinois USA 60008	William G. Star	Director	Denise Lee Hruby	Secretary
Tel. (888) 678-4020				
Fax (847) 670-9260				

Kingsway General Insurance Company

York Fire & Casualty Insurance Company

Jevco Insurance Company

Universal Casualty Company

Southern United Fire Insurance Company

American Service Insurance Company, Inc.

Hamilton Risk Management

Avalon Risk Management



Kingsway Financial Services Inc.

Directors and Officers

Directors

William G. Star
Chairman

David H. Atkins*
Senior Advisor,
Lang Michener

John L. Beamish
President, J. Llewellyn
Beamish & Associates Inc.

James Corcoran
Principal, Insurance Investment Associates

Thomas A. Di Giacomo*
President, Tadico Limited

Bernard Gluckstein
Principal, Gluckstein & Associates

J. Brian Reeve
Partner, Cassels, Brook & Blackwell LLP

F. Michael Walsh*
Private Investor

James R. Zuhlke
President & Chief Executive Officer
Kingsway America Inc.

*Members of the Audit Committee

Officers

William G. Star
President & Chief Executive Officer

W. Shaun Jackson
Executive Vice President &
Chief Financial Officer

Frank Amodeo
Vice President

G. Steven Smith
Vice President

Eileen Lascelles
Assistant Secretary

Denis Cloutier
Chief Actuary

Shelly Gobin
Assistant Vice President & Treasurer

Robert Wong
Assistant Treasurer

Michael S. Slan
Secretary
Barrister & Solicitor
Fogler, Rubinoff LLP

Shareholder Information

Head Office
5310 Explorer Drive, Suite 200
Mississauga, Ontario L4W 5H8
Tel. (905) 629-7888
Fax (905) 629-5008

Transfer Agent & Registrar
Computershare Trust Company of Canada
100 University Avenue, 8th Floor
Toronto, Ontario M5J 2Y1

Stock Exchange Listing
The Toronto Stock Exchange &
The New York Stock Exchange
Trading Symbol 'KFS'

General Counsel
Fogler, Rubinoff LLP

Auditors
KPMG LLP, Toronto

Appointed Actuary
Claudette Cantin
KPMG LLP, Toronto

Investor Relations
W. Shaun Jackson
Executive Vice President and
Chief Financial Officer

Internet Address
Website: www.kingsway-financial.com
E-mail: info@kingsway-financial.com

Common Shares Outstanding
48,657,206 as at December 31, 2001

Annual Meeting
The annual meeting of shareholders
will be held on Thursday, May 2, 2002
at 4:00 p.m. at the Design Exchange
234 Bay Street, Toronto, Ontario

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF

KINGSWAY FINANCIAL SERVICES INC.

AND MANAGEMENT INFORMATION CIRCULAR



TABLE OF CONTENTS

INVITATION TO SHAREHOLDERS

It is my great pleasure to invite you to join our Board of Directors and the senior management of Kingsway Financial Services Inc. at our next annual and special meeting, which convenes at 4:00 p.m. (Eastern Daylight Time) on May 2, 2002 at the Design Exchange at 234 Bay Street, Toronto, Ontario.

I urge you to attend if you can. This occasion is your opportunity to receive a first-hand account of how Kingsway Financial Services Inc. performed over the past 12 months, as well as to hear our plans for the future.

Should you have any questions for senior management, the annual meeting is an excellent place to raise them.

If you cannot attend in person, I encourage you to exercise the power of your proxy, which is well explained in the accompanying Proxy Circular.

I appreciate your participation, and I look forward to seeing you this May in Toronto.

Sincerely,

William G. Star
Chairman, President and
Chief Executive Officer

March 27, 2002

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT an annual and special meeting (the "**Meeting**") of the shareholders of Kingsway Financial Services Inc. (the "**Corporation**") will be held at the Design Exchange, 234 Bay Street, Toronto, Ontario on Thursday May 2, 2002 at 4:00 p.m. (Eastern Daylight Time) for the following purposes:

1. To receive the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2001 together with the report of the auditors thereon.

2. To elect directors of the Corporation.

3. To appoint auditors and to authorize the directors to fix their remuneration.

4. To consider and, if thought appropriate, approve a resolution, with or without variation, ratifying the continued existence of the rights distributed to shareholders pursuant to the Corporation's shareholders' rights plan.

5. To transact such further and other business as may properly come before the Meeting or any adjournment thereof.

The accompanying Management Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice.

SHAREHOLDERS WHO ARE UNABLE TO ATTEND THE MEETING IN PERSON ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ENCLOSED INSTRUMENT OF PROXY, AND TO RETURN IT IN THE ENVELOPE PROVIDED FOR THAT PURPOSE.

Proxies to be used at the Meeting must be deposited with Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, before 4:00 p.m. (Eastern Daylight Time) on April 30, 2002, or delivered to the Chairman of the Meeting on the day of the Meeting, prior to the commencement of the Meeting or any adjournment thereof.

By Order of the Board

W. S.

W. Shaun Jackson
Executive Vice-President and
Chief Financial Officer

Toronto, Ontario
March 22, 2002

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This management information is furnished in connection with the solicitation by management of Kingsway Financial Services Inc. (the "Corporation") of proxies to be used at the annual and special meeting of the shareholders of the Corporation (the "Meeting") to be held on May 2, 2002 at the Design Exchange, 234 Bay Street, Toronto, Ontario at 4:00 p.m. (Eastern Daylight Time) and any adjournments thereof.

The solicitations will be made primarily by mail, but proxies may also be solicited personally or by telephone by directors, officers and regular employees of the Corporation at nominal cost. Banks, brokers, custodians, nominees and fiduciaries will be requested to forward the proxy soliciting materials to beneficial owners, and the Corporation will reimburse such persons for reasonable out-of-pocket expenses incurred by them in this connection. The expenses of soliciting proxies, including the cost of preparing, assembling and mailing this proxy material to shareholders, will be borne by the Corporation.

This Information Circular, Notice of Meeting and accompanying Proxy are being mailed on or about April 5, 2002.

QUORUM

A quorum is required in order for the Meeting to be properly constituted. Twenty-five (25%) percent of the common shares in the capital of the Corporation ("**Common Shares**") must be present in person or represented by proxy at the Meeting in order to form a quorum.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Corporation consists of an unlimited number of Common Shares. As of the close of business on March 22, 2002, 48,713,216 Common Shares were outstanding and entitled to vote. Each Common Share is entitled to one (1) vote. The outstanding Common Shares are listed on The Toronto Stock Exchange and New York Stock Exchange under the symbol KFS.

As of March 22, 2002, to the knowledge of the directors and officers of the Corporation, no person beneficially owns or exercises control or direction over more than ten (10%) percent of the outstanding Common Shares.

All information is as at March 22, 2002, unless otherwise indicated.

Q&A ON PROXY VOTING

Q: What am I voting on?

A: Shareholders are voting on the election of directors to the Board of the Corporation for 2002, the appointment of auditors for the Corporation for 2002 and the ratification of the continued existence of the rights issued to shareholders pursuant to the Corporation's shareholder rights plan (the "**Rights Plan**").

Q: Who is entitled to vote?

A: Shareholders as of the close of business on March 27, 2002 (the "**Record Date**") are entitled to vote. Each Common Share is entitled to one vote on those items of business identified in the Notice of Annual and Special Meeting of Shareholders.

If you acquired your shares after the Record Date, please refer to the answer to the question "What if ownership of shares has been transferred after March 27, 2002?" to determine how you may vote such shares.

Q: How do I vote?

A: There are two ways you can vote your shares if you are a registered shareholder. You may vote in person at the Meeting or you may sign the enclosed form of proxy appointing the named persons or some other person you choose, who need not be a shareholder, to represent you as proxyholder and vote your shares at the meeting. If your shares are held in the name of a nominee, please refer to the answer to the question "If my shares are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), how do I vote my shares?" to determine how you may vote your shares.

Q: What if I plan to attend the meeting and vote in person?

A: If you are a registered shareholder and plan to attend the meeting on May 2, 2002 and wish to vote your shares in person at the meeting, do not complete or return the form of proxy. Your vote will be taken and counted at the meeting. Please register with the transfer agent, Computershare Trust Company of Canada, upon arrival at the meeting. If your shares are held in the name of a nominee, refer to the answer to the question "If my shares are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), how do I vote my shares?" for voting instructions.

Q: Who is soliciting my proxy?

A: The enclosed form of proxy is being solicited by Kingsway Financial Services Inc. and the associated costs will be borne by the Corporation. The solicitation will be made primarily by mail but may also be made by the telephone, in writing or in person by the employees of the Corporation and/or Computershare Trust Company of Canada.

Q: What if I sign the form of proxy enclosed with this circular?

A: Signing the enclosed form of proxy gives authority to William G. Star or W. Shaun Jackson, the President and the Executive Vice-President of the Corporation respectively, or to another person you have appointed, to vote your shares at the Meeting.

Q: Can I appoint someone other than these representatives to vote my shares?

A: Yes. Write the name of this person, who need not be a shareholder, in the blank space provided in the form of proxy. It is important to ensure that any other person you appoint is attending the meeting and is aware that he or she has been appointed to vote your shares. Proxyholders should, upon arrival at the Meeting, present themselves to a representative of Computershare Trust Company of Canada.

Q: What do I do with my completed proxy?

A: Return it to the Corporation's transfer agent, Computershare Trust Company of Canada, in the envelope provided, or by fax to (416) 981-9803 or 1-866-249-7775, so that it arrives no later than 4:00 p.m. (Eastern Daylight Time) on April 30, 2002. This will ensure that your vote is recorded.

Q: If I change my mind, can I take back my proxy once I have given it?

A: Yes. If you change your mind and wish to revoke your proxy, prepare a written statement to this effect. The statement must be signed by you or your attorney as authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney of the corporation duly authorized. This statement must be delivered either to the head office of the Corporation no later than 4:00 p.m. (Eastern Daylight Time) on May 1, 2002 or to the Chairman on the day of the Meeting, May 2, 2002, or any adjournment of the Meeting.

Q: How will my shares be voted if I give my proxy?

A: The persons named on the form of proxy must vote for or against or withhold from voting your shares in accordance with your directions. In the absence of such directions, however, your shares will be voted in favour of the election of directors to the Board, the appointment of auditors, the resolution ratifying the continued existence of the rights issued to shareholders pursuant to the Rights Plan.

Q: What if amendments are made to these matters or if other matters are brought before the meeting?

A: The persons named in the form of proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Annual and Special Meeting of Shareholders and with respect to other matters which may properly come before the meeting.

As of the time of printing of this Proxy Circular, management of the Corporation knows of no such amendment, variation or other matter expected to come before the meeting. If any other matters properly come before the meeting, the persons named in the form of proxy will vote on them in accordance with their best judgement.

Q: How many shares are entitled to vote?

A: As of March 22, 2002, there were outstanding 48,713,216 Common Shares. Each registered shareholder has one vote for each Common Share held at the close of business on March 27, 2002.

Q: What if ownership of shares has been transferred after March 27, 2002?

A: The person who acquired such shares after March 27, 2002 must produce properly endorsed share certificates or otherwise establish that he or she owns the shares and must ask the Corporation no later than 4:00 p.m. (Eastern Daylight Time) on May 1, 2002 that his or her name be included in the list of shareholders before the meeting in order to be entitled to vote these shares at the meeting.

Q: How will the votes be counted?

A: Each question brought before the meeting is determined by a majority of votes cast on the question. In the case of equal votes, the Chairman of the meeting is not entitled to a second or casting vote.

Q: Who counts the votes?

A: The Corporation's transfer agent, Computershare Trust Company of Canada, counts and tabulates the proxies. This is done independently of the Corporation to preserve the confidentiality of individual shareholder votes. Proxies are referred to the Corporation only in cases where a shareholder clearly intends to communicate with management or when it is necessary to do so to meet the requirements of applicable law.

Q: If I need to contact the transfer agent, how do I reach them?

A: You can contact the transfer agent by mail at:

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1

or by telephone:
within Canada and the United States at 1-800-663-9097
- all other countries (416) 981-9633

Q: If my shares are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), how do I vote my shares?

A: There are two ways you can vote your shares held by your nominee. Unless you have previously informed your nominee that you do not wish to receive material relating to the meeting, you will have received from your nominee either a request for voting instructions or a form of proxy for the number of shares you hold.

For your shares to be voted for you, please follow the voting instructions provided by your nominee.

Since the Corporation does not have access to the names of its non-registered shareholders, if you attend the meeting the Corporation will have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as proxyholder. Therefore, if you wish to vote in person at the meeting, insert your own name in the space provided on the request for voting instructions or form of proxy to appoint yourself as proxyholder and return same in the envelope provided. Do not otherwise complete the form as your vote will be taken at the meeting. Please register with the transfer agent, Computershare Trust Company of Canada, upon arrival at the meeting.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In December, 1994, The Toronto Stock Exchange Committee on Corporate Governance in Canada released its final report (the "**TSE Report**") which set out guidelines for corporate governance. Subsequently, The Toronto Stock Exchange made it a requirement that each Canadian company listed on that exchange disclose on an annual basis its approach to corporate governance with specific reference to each of the 14 guidelines for effective corporate governance. The Corporation is pleased to make the following disclosure regarding its corporate governance policies, along with the additional disclosure contained in Schedule "A" hereto.

The TSE Report defines an "inside director" as one who is a member of management of the company; an "outside director" as one who is not an inside director; an "unrelated director" as an outside director who is independent of management of the company and free from any interest, and any business or other relationship, which could, or could reasonably be perceived to, interfere materially with the director's ability to act with a view to the best interest of the company, other than interests and relationships arising from shareholding; a "related director" as a director who is not an unrelated director; and a "significant shareholder" as a shareholder with the ability to exercise a majority of the votes for the election of the Board. This Management Information Circular adopts such definitions.

ASSUMPTION OF RESPONSIBILITIES BY THE BOARD OF DIRECTORS

The guidelines suggest that the Board of Directors of every corporation should explicitly assume responsibility for the stewardship of the corporation including the following matters:

(i) adoption of a strategic planning process;
(ii) the identification of the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks;
(iii) succession planning including appointing, training and monitoring senior management;
(iv) a communications policy for the corporation; and
(v) the integrity of the corporation's internal control and management information systems.

The Board participates fully in assessing and approving strategic plans and prospective decisions proposed by management. In order to ensure that the principal business risks borne by the Corporation are appropriate, the Board receives and comments on periodic reports from management of the Corporation's assessment and management of such risks. The Board regularly monitors the financial performance of the Corporation, including receiving and reviewing detailed financial information contained in management reports. The Board, directly and through the Audit Committee, assesses the integrity of the Corporation's internal control and management information systems. In 2001, the Board adopted a Disclosure Policy and established a Disclosure Policy Committee consisting of the Chief Executive Officer, the Executive Vice-President and the Secretary of the Corporation to determine among other things, the appropriateness and timing of the release of information with respect to developments at the Corporation.

The Board regularly receives reports regarding the training and monitoring of senior management of the Corporation and its subsidiaries. Input is received at both the Compensation Committee and Directors meetings regarding the performance of senior management. Both the Compensation Committee and the Board have specifically assumed responsibility for reviewing the performance of senior management.

The Board meets at least four times each year, and more frequently as required. The frequency of meetings as well as the nature of the agenda items changes depending on the state of the Corporation's affairs and in light of opportunities or risks which the Corporation faces from time to time. In 2001, the full Board met for regular meetings and two additional meetings held by teleconference.

COMPOSITION OF THE BOARD OF DIRECTORS

The TSE Report states that the Board of Directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors.

The Board currently consists of nine directors. Seven of the proposed nominees for director are unrelated directors. The two related directors are William G. Star, the President and Chief Executive Officer of the Corporation and James R. Zuhlke, the President of Kingsway America Inc.

The Corporation does not have any "significant shareholders" as that term is defined in the TSE Report. The Board believes that the current size and composition of the Board serves the Corporation and its shareholders well. The Board believes that all of its directors, including its related directors, make a valuable contribution to the Board and the Corporation. As indicated above, a majority of the Corporation's directors are unrelated. The two directors who are related possess extensive knowledge of the Corporation's business and have extensive business experience, both of which have proven to be beneficial to the other directors, and their participation as directors contributes to the effectiveness of the Board. The Board also believes that the directors are sensitive to conflicts of interest and excuse themselves from deliberations and voting in appropriate circumstances.

COMMITTEES

The Board has four committees, an Audit Committee, a Compensation Committee, an Investment Committee and a Nominating Committee.

Audit Committee

The Audit Committee must, in accordance with resolutions of the Board, be comprised solely of outside directors. The Audit Committee is currently comprised of Messrs. Atkins, Di Giacomo and Walsh. Mr. Atkins serves as Chair of this committee. This committee has responsibility for the review of the annual audit, actuarial reports and disclosed results of the Corporation and recommendation of the financial statements to the Board as well as monitoring internal control systems of the Corporation. In addition, pursuant to an express resolution adopted by the Board, the Audit Committee has assumed responsibility for reviewing and recommending corporate governance issues as they relate to the Corporation. In 2000, pursuant to an additional resolution of the Board, the Audit Committee specifically assumed responsibility to act as a Conduct Review Committee of the Corporation.

Compensation Committee

The Compensation Committee is comprised of Messrs. Beamish, Di Giacomo and Gluckstein. Mr. Gluckstein serves as Chair of this Committee. This committee deals with compensation for directors and senior executives, and the establishment of criteria for, and the awarding of bonuses and options under the Corporation's stock option plan. Recommendations of the committee are submitted to the Board for approval. The Board has also delegated to the Compensation Committee the task of developing position descriptions for senior management. In addition, the Board has mandated the Compensation Committee to review succession planning for senior management.

Investment Committee

The Investment Committee is comprised of Messrs. Di Giacomo, Star, Walsh and Zuhlke. Mr. Di Giacomo serves as Chair of this Committee. The Investment Committee is responsible for reviewing the investment policies of the Corporation, recommending changes in such policies to the Board from time to time for selecting the Corporation's outside investment managers and the review of the investment activities of the Corporation.

Nominating Committee

In 2001, the Board established a Nominating Committee. The Nominating Committee is comprised of Messrs. Atkins, Walsh and Star. Mr. Walsh serves as Chair of this Committee. The Nominating Committee is responsible for proposing new nominees to the Board and the boards of the Corporation's subsidiaries. The Nominating Committee is also responsible for evaluating the Board and its effectiveness.

BOARD FUNCTIONING AND INDEPENDENCE

The Board Committees are generally composed of outside directors, a majority of whom are unrelated Directors in accordance with the provisions of the guidelines contained in the TSE Report. The Board does review the adequacy and form of the compensation of Directors to ensure the compensation realistically reflects the responsibility and risk involved in being an effective Director.

In accordance with the guidelines contained in the TSE Report, the Corporation has established a process to provide an orientation and education program to new recruits to the Board. Such orientation and education program consists of orientation sessions with management, a review of prior Board activity, and personal meetings with directors and management of Subsidiaries.

The Board has a formal policy that all acquisitions and divestitures of a material nature require the approval of the Board. In addition, the Board policy requires that all major strategic decisions, including any change in the strategic direction of the Corporation be presented by management to the Board for approval. As part of its ongoing activity, the Board regularly receives and comments upon reports of management as to the performance of the Corporation's business and management's expectations and planned actions in respect thereto.

Notwithstanding the guidelines contained in the TSE Report, Mr. William G. Star, as President and Chief Executive Officer, is also the Chairman of the Board. The Board is of the view that the fact that Mr. Star occupies both offices does not impair the ability of the Board to act independently of management. The Board has reached this conclusion on the basis of the dynamics of the historical operation of the Board and the fact that the members of the Board are sensitive and committed to the Board's role of monitoring management.

The Board has made it a priority to continue to examine and develop the processes which it follows in its deliberations in order that it will continue to fulfil its mandate. As well, the Audit Committee, composed entirely of outside directors, has assumed responsibility to act as a Conduct Review Committee to review and provide guidance with respect to the appropriateness of actions taken by officers and directors.

The Board and the Chief Executive Officer engage in regular dialogue regarding the performance of the senior management team, including the Chief Executive Officer, in achieving the Corporation's strategic objectives as determined by management and the Board. As the Board has plenary power, any responsibility which is not delegated to management or a Board committee remains with the Board.

The Board has established a policy to meet annually, without management present. In addition, the Board conducts an in-camera session without management present each year to review the recommendations of the Compensation Committee. The Compensation Committee also conducts part of its deliberations without management present. As well, the Audit Committee has a policy to annually meet with the Corporation's auditors without management present. In accordance with the provisions of the TSE Report, the Board has implemented a system which enables an individual director to engage an outside adviser at the expense of the Corporation in appropriate circumstances. Prior approval of the Chairman and Chief Executive Officer or the Chair of the Audit Committee is required for the retention of such an adviser.

SHAREHOLDER COMMUNICATIONS

The Corporation endeavours to keep all shareholders well informed as to the financial performance of the Corporation, primarily by means of its annual and quarterly reports, and by press releases. The Board has specifically adopted a disclosure policy in furtherance of these goals.

Management of the Corporation is receptive to shareholder feedback in any form. It is the policy of the Corporation to receive and respond promptly to shareholder enquiries, while being guided by legal requirements as well as the Corporation's policies in respect to confidentiality and disclosure.

The Board is satisfied that the Corporation's comprehensive governance program is consistent with, and in many instances goes beyond, the guidelines adopted by The Toronto Stock Exchange. A detailed comparison of the Bank's governance procedures compared with the guidelines in the TSE Report is set forth in Schedule "A" hereto.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee is responsible for the Corporation's financial reporting process and the quality of its financial reporting. In discharging its responsibilities, the Audit Committee meets regularly with the Corporation's auditors, actuaries and Chief Financial Officer. The work of the Audit Committee includes:

(a) a review of the appropriateness of the Corporation's accounting and financial reporting;

(b) a review and recommendation to the board for its approval, where appropriate, of audited, consolidated financial statements for the Corporation including management's discussion and analysis of operations;

(c) a review of the auditor's annual report to management and audit strategy in each year;

(d) a review of the auditor's performance and fee; and

(e) a review of the Corporation's systems of internal control.

In addition to the above, Audit Committee during 2001 reviewed the applicability of certain regulatory rules to the operation and preparation of financial statements for the Corporation.

The Audit Committee also has specifically undertaken a role as the Conduct Review Committee. In fulfilling its responsibilities in this regard, the Committee monitors among other things, related party transactions.

The Committee is satisfied that it appropriately fulfilled its mandate to the best of its ability during the year ending December 31, 2001.

David H. Atkins
Chair

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee of the Corporation is comprised of three directors. The Compensation Committee is responsible for setting salary and annual bonus levels for the Corporation's senior executive officers as well as overseeing the senior staff bonus plans, subject to the approval of the Board. During the fiscal year of the Corporation ending December 31, 2001, the Compensation Committee was comprised of Messrs. Beamish, Di Giacomo and Gluckstein.

The Corporation's executive officer compensation plan is intended to provide an appropriate overall compensation package that will permit the Corporation to attract and retain highly qualified and experienced senior executive officers and to encourage superior performance by the Corporation. The Corporation's compensation policies are intended to motivate individuals to achieve results at the specific subsidiary at which they are employed as well as compensation based upon overall corporate results.

The President and Chief Executive Officer's compensation consists of a base salary, an annual cash bonus and various perquisites. In 2001, the base salary accounted for approximately 85% of all cash compensation paid to the President and Chief Executive Officer. Pursuant to the Corporation's bonus plan, bonus awards may be made to the President and Chief Executive Officer and other senior executives based upon several factors including, the Corporation's return on equity, the performance of the department with respect to which such senior executive has responsibility, and the achievement of stipulated individual goals of such senior executive. In 2001, discretion permitted under the Plan was exercised to award bonuses where certain performance criteria had not been achieved. The Compensation Committee exercised this discretion as a result of the strong performance of the Corporation relative to its peers and as a result of significant improvements achieved in respect of certain stipulated criteria.

This report is submitted by the Compensation Committee.

Bernard Gluckstein
Chair

REPORT OF THE INVESTMENT COMMITTEE

The Investment Committee's mandate includes:

(a) a review of the investment activities of the Corporation to ensure that they are within the guidelines established by the investment policies from time to time approved by the board;

(b) review the investment policies established by the board from time to time to determine whether or not the parameters of same remain appropriate for the Corporation and recommend changes to the Board; and

(c) monitor the performance of various investment managers retained by the Corporation from time to time.

During 2001, the Investment Committee met with the Investment Managers retained by the Corporation on two occasions and reviewed reports provided by such Investment Managers on a more frequent basis. The Investment Committee reported to the Board on its findings and recommendations with respect to the investment activities of the Corporation.

The Committee is satisfied that it appropriately fulfilled its mandate to the best of its ability during the year ending December 31, 2001.

Thomas A. Di Giacomo

Thomas A. Di Giacomo
Chair

REPORT OF THE NOMINATING COMMITTEE

The Nominating Committee was established in November 2001 by the Corporation to assess the effectiveness of the Board and its individual members and to recommend suitable potential candidates for nomination to the Board of the Corporation and its material subsidiaries.

The Nominating Committee met once in 2001 (and once in January 2002) and is satisfied that it appropriately fulfilled its mandate to the best of its ability during the year ending December 31, 2001.

F. Michael Walsh
Chair

Compensation Of Directors

How was the Board Compensated in 2001?

- Number of directors at March 22, 2002: 9 (7 non-employee, 2 management)
- Directors' compensation is paid only to non-employee directors
- Annual retainer: $12,000 per year in 2001
- Board meeting fee: $1,000
- Committee meeting fee: $1,000 per meeting
- Committee Chair retainers: $1,500
- Board and Committee Fee for outside directors sitting on boards of subsidiaries: $2,000 per meeting
- Related travel and out-of-pocket expenses

The Corporation has adopted a policy whereby directors of the Corporation other than those employed on a full time basis receive options to acquire shares of the Corporation annually. The number of options is determined by the Board after reviewing the recommendations of the Compensation Committee. Individuals who have served on the Corporation's Board for more than a full year received options to acquire 5,000 common shares with respect to 2001.

Shareholdings of Board Members

- Total Common Shares held by non-employee directors: 157,366 *(a)*
- Total value of Common Shares held by non-employee directors: $2,698,827 *(b)*

Notes

(a) Shareholdings of the non-employee directors as at March 22, 2002.

(b) Based on the closing price of the Common Shares on The Toronto Stock Exchange as of March 21, 2002: $17.15.

Summary of Board and Committee Meetings Held

For the 12-month period ended December 31, 2001	
Board	6
Audit Committee	2
Compensation Committee	1
Investment Committee	2
Nominating Committee	1
Total number of meetings held	12

SUMMARY OF ATTENDANCE OF DIRECTORS

For the 12-month period ended December 31, 2001

Director	Board meetings attended	Committee meetings attended
David H. Atkins	6 of 6	4 of 4
John L. Beamish	6 of 6	1 of 1
Thomas A. Di Giacomo	4 of 6	5 of 5
Bernard Gluckstein	6 of 6	1 of 1
William G. Star	6 of 6	3 of 3
F. Michael Walsh	6 of 6	2 of 2
James R. Zuhlke	6 of 6	2 of 2

COMPENSATION OF EXECUTIVE OFFICERS

SUMMARY COMPENSATION TABLE FOR NAMED EXECUTIVE OFFICERS

The following table, presented in accordance with the regulations of the *Securities Act* (Ontario), sets forth all compensation paid in respect of the individuals who were, at December 31, 2001, the Chief Executive Officer and the next four mostly highly compensated executive officers of the Corporation (collectively the "**Named Executive Officers**") whose total salary and bonus was in excess of $100,000 per annum. Securities legislation provides that the Named Executive Officers are determined on the basis of the total cash compensation (salary and annual bonus) earned in the fiscal year 2001 starting January 1, 2001 and ending December 31, 2001.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation	
Name and Principal Position	**Year**	**Salary ($)**	**Bonus (1) ($)**	**Other Annual Compensation (2) ($)**	**Securities Under Options Granted (#)**	**All Other Compensation ($)**
William G. Star Chairman, President and CEO	2001 2000 1999	446,980 425,420 396,170	250,000 43,040 Nil	Nil Nil 20,000	50,000 140,000 100,000	11,250 10,750 10,000
W. Shaun Jackson Executive Vice President and CFO	2001 2000 1999	213,660 205,240 196,990	107,500 20,618 Nil	Nil Nil Nil	20,000 70,000 40,000	5,342 5,009 4,733
James R. Zuhlke President, Kingsway America Inc. (3)	2001 2000 1999	296,154 256,923 240,000	136,000 26,000 Nil	Nil Nil 19,000	30,000 50,000 20,000	Nil Nil Nil
G. Steven Smith Vice President, KFSI Executive Vice President and COO, Kingsway General Insurance Company	2001 2000 1999	187,760 180,110 171,250	Nil 10,000 Nil	Nil Nil Nil	10,000 60,000 30,000	Nil Nil 4,378
Jim Thorndycraft Vice President, KFSI (4)	2001 2000 1999	108,232 144,300 118,470	Nil 14,300 Nil	Nil Nil Nil	10,000 30,000 10,000	1,568 2,511 36,724

(1) Includes bonuses earned for the fiscal year whether or not paid in the fiscal year.

(2) Represents Directors' fees received.

(3) Amounts, other than directors fees, are denominated in U.S. dollars.

(4) Mr. Thorndycraft left the Corporation on May 31, 2001.

2001 STOCK OPTION GRANTS

The following table sets forth individual grants of options to purchase Common Shares to the Named Executive Officers during the financial year ended December 31, 2001. All of the options granted had an exercise price equal to the market price of Common Shares on the date immediately preceding the date of the grant. The options vest over three years at the rate of 33.33% each year.

OPTION GRANTS DURING MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Number of securities under options granted[1]	% of total options granted to employees in fiscal 2001	Exercise price ($/security)	Market value of securities underlying options on the date of grant ($/security)	Expiration date
William G. Star	50,000	14	$7.80	$7.80	Feb. 22, 2011
W. Shaun Jackson	20,000	5	$7.80	$7.80	Feb. 22, 2011
James R. Zuhlke	30,000	8	$7.80	$7.80	Feb. 22, 2011
G. Steven Smith	10,000	3	$7.80	$7.80	Feb. 22, 2011
Jim Thorndycraft (2)	10,000	3	$7.80	$7.80	N/A

(1) Stock options vest in 33 1/3% increments on the first, second and third anniversaries of the date of their grant.
(2) Mr. Thorndycraft left the Corporation on May 31, 2001.

The following table shows the aggregate number of options each Named Executive Officer now holds and the value of these options based on the closing price of the Common Shares as at December 31, 2001, which was $20.00.

AGGREGATED OPTIONS EXERCISED DURING MOST RECENTLY COMPLETED FINANCIAL YEAR AND OPTION VALUES AT FINANCIAL YEAR-END

Name	Securities acquired on exercise (#)	Aggregate value realized ($)	Unexercised options at December 31, 2001 (#)		Value of unexercised in-the-money options at December 31, 2001 ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
William G. Star	20,000	164,000	213,333	176,661	1,849,333	2,075,333
W. Shaun Jackson	33,668	203,776	90,000	80,000	813,000	1,090,000
James R. Zuhlke	2,000	15,200	30,000	70,000	375,000	946,000
G. Steven Smith	22,000	154,820	48,000	60,000	405,000	835,000
Jim Thorndycraft	26,666	197,332	Nil	Nil	Nil	Nil

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No director or officer of the Corporation and no associate of any director or officer of the Corporation was indebted to the Corporation at any time during the year ended December 31, 2001.

PERFORMANCE GRAPH

This graph compares the total cumulative shareholder return for $100 invested in Common Shares on January 1, 1997 with the cumulative total return of The Toronto Stock Exchange 300 Index for the five most recently completed financial years.

Relative Market Performance
January 1, 1997 - December 31, 2001


300
250
200
150
100
50
0
Relative Performance
12/31/1996
12/31/1997
12/31/1998
12/31/1999
12/29/2000
12/31/2001
Date
KFS Equity
TSE 300
TSE Fin. Svc

Directors' And Officers' Insurance

The Corporation has directors' liability insurance for the directors and officers of the Corporation and its subsidiaries. The aggregate annual premium is $351,900, no part of which is payable by the directors and officers. The annual insurance coverage under the policy is limited to Cdn$50,000,000 per policy year.

There is a $100,000 deductible provision for any claim made by the Corporation but no such deductible provision for claims is made for claims by any director or officer.

Interests Of Insiders And Others In Material Transactions

Except as set forth hereafter, no director, senior officer or associate of a director or senior officer nor, to the best knowledge of the directors or senior officers of the Corporation after having made reasonable inquiry, any person or company who beneficially owns, directly or indirectly, voting securities of the Corporation carrying more than ten (10%) percent of the voting rights attached to any class of voting securities of the Corporation outstanding at the date hereof, or any associate or affiliate thereof, has any interest in any material contracts to which the Corporation is a party.

Particulars Of Matters To Be Acted Upon

1. Financial Statements

The shareholders will receive and consider the audited financial statements of the Corporation for the fiscal year ended December 31, 2001 together with the auditor's report thereon.

2. Election Of Directors

The Board of Directors is a variable board consisting of not fewer than one and not more than ten directors. By virtue of a resolution of the Board of Directors of the Corporation dated February 21, 2002, the number of directors constituting the Board of Directors was set at nine.

All nine nominees are members of the Board of Directors and have been since the dates indicated below. Management does not contemplate that any of the nominees will be unable to serve as a director. However, if a nominee should be unable to so serve for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each director elected will hold office until the next annual meeting or until his successor is appointed, unless his office is earlier vacated in accordance with the Business Corporations Act (Ontario) and the by-laws of the Corporation. **The persons named in the enclosed form of proxy intend to vote for the election of all of the nominees whose names are set forth below.**

The following table and the notes thereto state the names of all persons proposed to be nominated for election as directors, all other positions or offices with the Corporation and its subsidiaries now held by them, their principal occupations or employment, the year in which they became directors of the Corporation, the approximate number of Common Shares beneficially owned, directly or indirectly, by each of them, or over which they exert control or direction as of March 22, 2002, and the number of options held as at the date hereof.

Name and Municipality of Residence and Present Principal Occupation	Year First Became Director	Common Shares beneficially owned, directly or indirectly, or controlled or directed(1)	Number of Options held
David H. Atkins* Toronto, Ontario Senior Advisor, Lang Michener	1999	4,166	13,334
John L. Beamish Burlington, Ontario President, J. Llewellyn Beamish & Associates Inc.	1998	7,000	26,500
James P. Corcoran Principal, Insurance Investments Associates and Lawyer, Private Practice	2002	Nil	Nil
Thomas A. Di Giacomo* Toronto, Ontario President, Tadico Limited	1995	6,000	26,500
Bernard Gluckstein Toronto, Ontario Partner, Gluckstein & Associates	1989	100,200	26,500
J. Brian Reeve Toronto, Ontario Partner, Cassels Brock & Blackwell LLP	2002	10,000	2,000
William G. Star Mississauga, Ontario Chairman, President and Chief Executive Officer, KFSI	1989	282,038	490,000
F. Michael Walsh* Toronto, Ontario Private Investor	2000	30,000	10,000
James R. Zuhlke North Barrington, Illinois President, Kingsway America Inc.	1989	164,900	150,000

* denotes member of Audit Committee

(1) Information supplied by nominees

David H. Atkins has been a Senior Advisor at Lang, Michener, Barristers and Solicitors, since January 4, 1999. Prior thereto Mr. Atkins was a Senior Partner of Coopers & Lybrand (now PricewaterhouseCoopers LLP).

James P. Corcoran is currently a principal of Insurance Investments Associates, a consulting firm specializing in insurance matters as well as a lawyer practicing as a sole practitioner. Prior thereto he was Executive Vice President of American General, a financial holding company, a position he held between September 1999 and November 2001. From 1997 to 1999, he was a partner in the law firm of Winston & Strawn. Before that, he was a partner at Cadwalader, Wickersham & Taft, after serving as Superintendent of Insurance for the State of New York for seven years.

F. Michael Walsh has been a private investor since January 1, 2000. Prior thereto, he was Senior Vice-President, Secretary and Director of First Marathon Securities Limited (now National Bank Financial) and Vice-President and Secretary of First Marathon Inc.

James R. Zuhlke has been President of Kingsway America Inc. since April 1, 1998. Prior thereto Mr. Zuhlke was President of J.R. Zuhlke & Associates, a consulting firm commencing October, 1997. Prior thereto Mr. Zuhlke held the position of President of Intercargo Corporation.

For the past five years, each of the other nominees has been engaged in his current occupation or in other capacities within the same or a related entity.

The Corporation does not have an Executive Committee. The Board of Directors has established an Audit Committee, an Investment Committee, a Compensation Committee and a Nominating Committee, details of which are provided under the heading "Statement of Corporate Governance Practices".

3. APPOINTMENT OF AUDITORS

Management recommends the re-appointment of KPMG LLP Chartered Accountants, of Toronto, Ontario, the present auditors, as the auditors of the Corporation to hold office until the close of the next annual meeting of the shareholders. Further, in the past, the directors have reviewed and approved the fees to be paid to the auditors. Such fees have been based upon the complexity of the matters in question and the time incurred by the auditors. Management believes that the fees negotiated in the past with the auditors of the Corporation were reasonable in the circumstances and would be comparable to fees charged by other auditors providing similar services. It is intended that on any ballot that may be called relating to the appointment of auditors, the shares represented by proxies in favour of the management nominees will be voted in favour of the appointment of KPMG LLP as auditors of the Corporation and in favour of the resolution authorizing the directors to fix the remuneration of the auditors, unless a shareholder has specified in his proxy that his shares are to be withheld from voting on the appointment of auditors.

For the year ended December 31, 2001, KPMG LLP was paid fees totalling approximately $1,769,000 for audit and audit related services and $161,000 for all other services. Fees for audit related services amounted to $879,000 which included appointed actuary services and KPMG LLP's reporting in connection with the two prospectuses filed in 2001.

4. RECONFIRMATION OF SHAREHOLDERS RIGHTS PLAN

Confirmation by Shareholders

The Corporation's Shareholder Rights Plan Agreement (the "**Rights Agreement**") dated March 15, 1999 provides that at the first annual meeting of shareholders following the third anniversary of the date of the Rights Agreement the Board shall submit to the shareholders, for their consideration, a resolution ratifying the continued existence of the rights distributed to shareholders pursuant to the Rights Plan. Accordingly, the shareholders of the Corporation will be asked to approve, with or without variation, the resolution set forth in Schedule "B" attached hereto.

Recommendation of the Board of Directors

For the reasons set out below, management of the Corporation believes that it is in the interests of the Corporation and its shareholders to ratify the continued existence of the rights issued pursuant to the Rights Agreement. Accordingly, the board of directors recommends that the shareholders vote in favour of the resolution submitted to the Meeting approving the Rights Plan.

The Corporation has been advised that the directors and the officers of the Corporation intend to vote all Common Shares held by them in favour of the resolution.

Background and Purpose of Rights Plan

The Rights Plan was designed to provide shareholders with adequate time to properly assess the merits of a takeover bid without undue pressure. One of the purposes of the Rights Plan is to permit competing takeover bids to emerge prior to the expiration of a takeover bid. The Rights Plan is designed to give the board of directors of the Corporation time to consider alternatives in maximizing for shareholders the full and fair value for their Common

Shares. The Rights Plan was not adopted by the board of directors in response to any particular acquisition proposal, and it is not designed to secure the continuance in office of the current management or directors of the Corporation. The adoption of the Rights Plan does not, in any way, lessen the duties of the board of directors to act honestly and in good faith with a view to the best interests of the Corporation and its shareholders, and to act in accordance with such standards when considering a takeover bid. The Rights Plan may, however, increase the price to be paid by a potential offeror to obtain control of the Corporation and may discourage certain transactions, including a take-over bid for less than all the Common Shares. Accordingly, the Rights Plan may deter some take-over bids.

Under current provincial securities legislation a takeover bid is permitted to expire thirty-five (35) days after it is initiated. The board believes that this period may be insufficient for the shareholders to evaluate a bid or for the board of directors to pursue alternatives that could maximize shareholder value and make informed recommendations to shareholders. As well, under existing legislation, in certain circumstances, a shareholder who does not tender shares in response to a takeover bid may be left with an illiquid investment or shares whose value reflect a minority discount. The Rights Plan provides a shareholder with a mechanism which is intended to ensure that a shareholder can separate the decision to tender from the approval or disapproval of a particular takeover bid.

The Rights Plan is designed to discourage discriminatory or unfair takeover bids for the Corporation and gives the board time, if appropriate, to pursue alternatives to maximize shareholder value in the event of an unsolicited takeover bid for the Corporation. The Rights Plan will encourage an offeror to proceed by way of a Permitted Bid (as defined below) or to approach the board with a view to negotiation, by creating the potential for substantial dilution of the offeror's position. The Permitted Bid provisions of the Rights Plan are designed to ensure that, in any takeover bid, all shareholders are treated equally, receive the maximum value for their investment and are given adequate time to properly assess the take-over bid on a fully informed basis. Shareholders are advised that the confirmation of the Rights Plan may preclude their consideration or acceptance of offers which are inadequate and do not meet the requirements of a Permitted Bid.

The Rights Plan is not intended to, and ultimately does not, deter full and fair offers for the Common Shares. The effect on the Corporation of the adoption of the Rights Plan and the issuance of Rights (as defined below) has not, in any way, adversely altered the financial condition of the Corporation. The issuance of the Rights was not in and of itself dilutive, and does not affect the reported earnings per share. The issuance of the Rights Plan does not impose any additional burden on the Corporation's operations or financial capacity.

Shareholder rights plans have been adopted by a large number of publicly held corporations in Canada and the United States. The terms of the Rights Plan, set forth in the Rights Agreement, are substantially similar to many of those recently adopted by other major Canadian corporations.

Terms of Rights Plan

The terms of the Rights Plan are set out in the Rights Agreement. The following is a summary of the principal terms of the Rights Plan which is qualified in its entirety by reference to the text of the Rights Agreement.

In order to implement the Rights Plan, the board of directors authorized the Corporation to issue one right to acquire additional shares pursuant to the formula set forth in the rights plan (a "**Right**") in respect of each Common Share outstanding as of 5:00 p.m. on March 15, 1999 and each Common Share issued after March 15, 1999 but prior to Separation Time (as defined below) .

The Rights separate from the shares to which they are attached and become exercisable at a time referred to in the Rights Plan as the "Separation Time". The Separation Time is defined as the close of business on the eighth trading day after the earlier of:

(i) the first date of the public announcement that a person has become an Acquiring Person (as defined below);

(ii) the date of commencement or first public announcement in respect of a takeover bid to acquire twenty (20%) percent or more of the Common Shares, other than by an acquisition pursuant to a Permitted Bid (as defined below); or

(iii) the date upon which a Permitted Bid ceases to be a Permitted Bid.

The Rights Plan defines an Acquiring Person as one who, including others acting jointly or in concert, acquires twenty (20%) percent, or more of the Common Shares, other than by way of a Permitted Bid or a competing bid. Upon such acquisition (defined in the Rights Plan as a "Flip-in Event"), the Rights held by the Acquiring Person become null and void. After the Separation Time, each Right (other than those held by the Acquiring Person) will permit the holder thereof to purchase that number of common shares having an aggregate market price on the day of the Flip-in Event equal to twice the exercise price for an amount equal to the exercise price. Upon a Flip-in Event occurring and the Rights separating from the attached shares, reported earnings per share on a fully diluted or non-diluted basis may be effected. Holders of Rights who do not exercise their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

The Rights Plan permits holders of rights other than an Acquiring Person to acquire additional securities of the Corporation at a discount to market value. As a result, the exercise of the Rights may cause substantial dilution to a person or group that acquires twenty (20%) percent or more of the outstanding Common Shares, other than by way of a Permitted Bid, or other than in circumstances where the Rights are redeemed or the board of directors waives the application of the Rights Plan and on certain other circumstances. By making a bid that conforms to the requirements of a Permitted Bid, a potential bidder can avoid the dilutive effects of the Rights Plan.

Under the Rights Plan, to qualify as a Permitted Bid, a takeover bid must be open for acceptance for at least sixty (60) days after the bid is made, and must be made by means of a takeover bid circular delivered to all holders of Common Shares. If more than fifty (50%) percent of the outstanding Common Shares held by independent shareholders are deposited or tendered pursuant to the bid and not withdrawn, the bidder may take up and pay for such shares. However, the bid must then be extended for a further period of at least ten (10) days, and notice of such deposit given so that other minority shareholders may have an opportunity to tender their shares. As well, to qualify as a Permitted Bid, the bid must permit withdrawal of deposited shares at any time. A Permitted Bid must also remain open for at least twenty-one (21) days following a competing takeover bid made prior to the expiry of the takeover bid. These requirements enable each shareholder to decide to tender the shares based solely upon the merits of the bid. A shareholder need not be influenced by the likelihood that a bid will succeed. If more than fifty (50%) percent of the outstanding Common Shares have been tendered, a shareholder who has not already tendered to that bid or to a competing bid will have a further ten (10) days to decide whether to withdraw his or her Common Shares from a competing bid, if any, and whether to tender the shares to the original bid.

In reaching the decision to implement the Rights Plan, the board of directors considered its duties and responsibilities to the Corporation. The board of directors received the advice of its legal adviser, Fogler, Rubinoff LLP, as to relevant legal considerations and First Marathon Securities Limited (as it then was) with respect to the exercise price of each Right. In addition, the board of directors reviewed the experiences of other Canadian companies in adopting shareholders' rights plans and investor and regulatory concerns with existing proposed shareholders' rights plans. The Corporation also submitted the plan prior to its adoption by the board of directors to Fairvest Securities Inc. for their consideration and comment.

The Rights Plan has a term of five (5) years from the date it was first adopted, subject to ratification by the shareholders at the Meeting

Transferability

Prior to the Separation Time, a legend will be imprinted on certificates for Common Shares which will evidence the Rights. Rights are also attached to such shares outstanding on the effective date, even though the share certificates issued prior to that date will not bear such a legend. Prior to the Separation Time, Rights will not be transferable separately from the common shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates, which will be transferable and traded separately from the shares.

Waiver by Board of Directors

The Corporation's board of directors may, in good faith, prior to a Flip-in Event, waive the dilutive effects of the Rights Plan. In respect of a particular Flip-in Event, the board of directors may also waive the Rights Plan in respect of a Flip-in Event that has occurred through inadvertence, provided that the acquiring person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than twenty (20%) percent of the outstanding Common Shares within fourteen (14) days or such other period as may be specified by the board. Prior to the occurrence of a Flip-in Event, the board of directors may, at its option, elect to redeem all, but not less than all, of the outstanding Rights at a price of $0.001 per Right.

In order to be effective, this resolution must be approved by a majority of the votes cast at the Meeting. **Where no indication is made as to the voting of Common Shares represented by the accompanying form of proxy, the Common Shares represented thereby will be voted for the approval of the Rights Plan.**

Recommendation of the Board

The text of the proposed resolution is as follows:

"BE IT RESOLVED AS A RESOLUTION OF THE SHAREHOLDERS OF KINGSWAY FINANCIAL SERVICES INC. THAT THE SHAREHOLDERS RIGHTS PLAN BE AND THE SAME IS HEREBY RATIFIED TO REMAIN EFFECTIVE IN ACCORDANCE WITH THE TERMS THEREOF".

To be approved, the resolution must be passed by a majority of the votes cast at the Meeting in respect of the resolution.

APPROVAL

The contents and the sending of this Management Information Circular have been approved by the directors of the Corporation.

OTHER MATTERS

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter with the best judgement of the person or persons voting the proxy.

DATED at Toronto, Ontario this 27th day of March, 2002.

By Order of the Board of Directors

W. S.

W. Shaun Jackson
Executive Vice President and Chief Financial Officer

SCHEDULE "A"

Governance Procedures

In this Schedule, the Corporation's governance procedures are compared with The Toronto Stock Exchange's guidelines for effective corporate governance.

The Toronto Stock Exchange Guideline	Corporation's Alignment	Corporation's Governance Procedures
1. The board should explicitly assume responsibility for stewardship of the Corporation and specifically for:	yes	The Board, either directly or through Board committees, is responsible for management or supervision of management of the business and affairs of the Corporation with the objective of enhancing shareholder value.
(i) adoption of a strategic planning process	yes	The Board approves strategic plans of the Corporation. A significant portion of each regular board meeting is devoted to strategic plans and opportunities available to the Corporation. Such discussions enable directors to gain a fuller appreciation of planning priorities and provides the opportunity for directors to give constructive feedback to management.
(ii) identification of the principal risks of the Corporation's business and ensuring implementation of appropriate systems to manage those risks	yes	The Board considers risk issues and approves corporate policies addressing the management of the risk including the Corporation's underwriting disciplines, investment criteria for reserves, technology implementation and disaster planning. The Board also reviews the methods and procedures established by management in respect to the control of key risks.
(iii) succession planning, including appointing, training and monitoring senior management	yes	The Board and the Compensation Committee is mandated to review succession planning for senior management, including monitoring the performance of senior management and assessing the depth of management at the Corporation and its material subsidiaries.
(iv) communications policy	yes	The Board has approved a Disclosure Policy covering the timely dissemination of all material information. The policy establishes consistent guidelines for determining what information is material, how it is to be disclosed and, to avoid selective disclosure, making all material disclosures on a widely disseminated basis. A Disclosure Policy Committee has been established to monitor events at the Corporation to ensure timely disclosure. The Corporation seeks to communicate with its shareholders and other stake holders through a variety of channels, including its annual report, quarterly reports, Annual Information Form, news releases, web site, briefing sessions and group meetings.
(v) integrity of internal control and management information systems	yes	The Audit Committee of the Board requires management to implement and maintain appropriate systems of internal control. The Committee meets with the Corporation's Auditor and management to assess the adequacy and effectiveness of these systems.

	The Toronto Stock Exchange Guideline	Corporation's Alignment	Corporation's Governance Procedures
2.	A majority of directors should be "unrelated".	yes	All directors standing for re-election on February 26, 2002, with the exception of the Chairman and Chief Executive Officer, Mr. Star and the President of Kingsway America Inc., Mr. Zuhlke, are unrelated based on the criteria contained in The Toronto Stock Exchange guidelines.
3.	The board has responsibility for applying the definition of "unrelated director" to each individual director and for disclosing annually the analysis of the application of the principles supporting this definition and whether the board has a majority of unrelated directors.	yes	Based on information provided by directors as to their individual circumstances, the Board has determined that only two of the nine persons proposed for election to the Board for 2002 are "related".
4.	The board should appoint a committee of directors composed exclusively of outside, i.e., non-management directors, a majority of whom are "unrelated" directors, with responsibility for proposing new nominees to the board and for assessing directors on an ongoing basis.	partial	The Nominating Committee is responsible for identifying and recommending to the Board suitable director candidates. Notwithstanding the TSE Guidelines, the Board determined that a committee comprised of a majority of outside directors but including the Chairman and Chief Executive Officer would be appropriate. The Committee is responsible for ensuring that each member of the Board is assessed against appropriate standards.
5.	The board should implement a process, to be carried out by an appropriate committee, for assessing the effectiveness of the board, its committees and the contribution of individual directors.	yes	The Nominating Committee will conduct an annual evaluation of the effectiveness of the Board, its committees and the contribution of individual directors. The Committee will review the operation of the Board and committees, the adequacy of information provided to directors, board structure, agenda planning for board meetings, and the effectiveness of the Chairman in managing Board meetings.
6.	The board should provide an orientation and education program for new directors	yes	New directors are provided with details of the Corporation's organizational structure, the structure of the Board and its committees, compliance requirements for directors, corporate policies and by-laws. They also meet with a number of directors and senior management personnel of the Corporation and its material subsidiaries to learn of the functions and activities of the Corporation. On an ongoing basis, presentations are made to the Board on various aspects of the Corporation's operations.
7.	The board should examine its size with the view to determining the impact upon effectiveness and should undertake, where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.	yes	The Board has considered the matter of Board size and is of the view that the current Board membership has the necessary breadth and diversity of experience and is of an adequate size to provide for effective decision-making and staffing of Board committees.

	The Toronto Stock Exchange Guideline	Corporation's Alignment	Corporation's Governance Procedures
8.	The board of directors should review the adequacy and form of compensation of directors in light of the risks and responsibilities involved in being an effective director.	yes	The Compensation Committee of the Board annually reviews the compensation paid to directors to ensure that it is competitive and aligns the interests of directors with those of shareholders. The Compensation Committee recommendations are submitted to the Board for consideration and approval.
9.	Committees of the board should generally be composed of outside directors, a majority of whom are unrelated.	yes	All Board committees are composed solely of outside directors who are "unrelated", except for the Investment Committee and the Nominating Committee. Mr. Star serves as a member of both these committees and Mr. Zuhlke is a member of the Investment Committee.
10.	The board should assume responsibility for, or assign to a committee of directors responsibility for developing the approach to corporate governance issues.	yes	The Board has mandated the Audit Committee monitor governance practices and review the Corporation's governance practices to ensure the Corporation continues to exemplify high standards of corporate governance. The Board reviews its corporate governance practices regularly.
11.	The board of directors, together with the chief executive officer, should develop position descriptions for the board and for the chief executive officer, involving the definition of the limits to management's responsibilities.	yes	The Board has given a mandate to the Compensation Committee to develop position descriptions for senior management. Guidelines have been developed and approved by the Board which set out those matters requiring Board approval.
12.	The board should have in place appropriate structures and procedures to ensure that it can function independently of management. An appropriate structure would be (i) appoint a chair of the board who is not a member of management with responsibility to ensure that the board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the "lead director".	no	The Board has determined that, given the extent to which management has kept the board fully apprised of all material developments at the Corporation the extent to which access to management is provided at all levels within the Corporation and its subsidiaries, and the procedures adopted pursuant to which the Directors are able to meet without the presence of management, the Board can function independently of management. Accordingly, the Board has not adopted a structure requiring a "lead director" or non-management chair.
	Appropriate procedures may involve the board meeting on a regular basis without management present or may involve expressly assigning responsibility for administering the board's relationship to management to a committee of the board.	yes	The Board has adopted a policy requiring it to meet annually in an in-camera session at which only non-management directors are present. It is the Board's policy to also meet in in-camera at the regular board meeting during which the report of the Compensation Committee is considered. During their meetings, the Audit Committee and the Compensation Committee also hold sessions with only non-management directors present.

	The Toronto Stock Exchange Guideline	Corporation's Alignment	Corporation's Governance Procedures
13.	The audit committee should be composed only of outside directors.	yes	The Audit Committee is composed outside directors.
	The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties.	yes	The roles and responsibilities of the Audit Committee are set out in the Committee's mandate and are detailed in the Audit Committee Report presented on page 10 of the Management Information Circular.
	The audit committee should have direct communication channels with the internal and the external auditors to discuss and review specific issues as appropriate.	yes	The Audit Committee meets separately with the Auditor, the Corporation's actuary and management to discuss the state of internal control.
	The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.	yes	As outlined in its mandate, the Audit Committee requires management to implement and maintain appropriate internal control. The Committee reviews and approves appropriate internal control policies required under various legislation governing insurance companies.
14.	The Board should implement a system to enable an individual director to engage an outside advisor at the Corporation's expense in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.	yes	Individual directors may, with the concurrence of the Chair of the Audit Committee or the Chairman and Chief Executive Officer, engage outside advisors at the expense of the Corporation.